     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1999



                                                      REGISTRATION NO. 333-48983

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                         POST EFFECTIVE AMENDMENT NO. 1


                                       TO

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     ML LIFE INSURANCE COMPANY OF NEW YORK
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    NEW YORK
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      6312
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   16-1020455
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                         100 CHURCH STREET, 11TH FLOOR
                         NEW YORK, NEW YORK 10080-6511
                                 (212) 602-8250
                        (ADDRESS INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                            BARRY G. SKOLNICK, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     ML LIFE INSURANCE COMPANY OF NEW YORK
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-1429
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

                             STEPHEN E. ROTH, ESQ.
                            KIMBERLY J. SMITH, ESQ.

                        SUTHERLAND ASBILL & BRENNAN LLP

                         1275 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20004

If any of the Securities that have been registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to Registration Statement Nos. 33-34562 and 33-60288.

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

PROSPECTUS
MAY 1, 1999

                               ML NY ASSET I (SM)
                INDIVIDUAL MODIFIED GUARANTEED ANNUITY CONTRACT
                                   ISSUED BY
                     ML LIFE INSURANCE COMPANY OF NEW YORK
   Home Office: 100 Church Street, 11th Floor, New York, New York 10080-6511
        Service Center: P.O. Box 44222, Jacksonville, Florida 32231-4222
             4804 Deer Lake Drive East, Jacksonville, Florida 32246
                             Phone: (800) 333-6524
                                OFFERED THROUGH
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

This prospectus describes an INDIVIDUAL MODIFIED GUARANTEED ANNUITY contract issued by ML Life Insurance Company of New York.

        An ANNUITY contract provides for a series of payments that are made in regular intervals beginning on a specified date. A MODIFIED GUARANTEED ANNUITY contract additionally provides that fixed rates of interest will be credited to the contract for specified periods of time (called guarantee periods). If you make a withdrawal prior to the end of those periods, we will adjust the contract value to reflect the difference between the guaranteed interest rates and the interest rates being offered at that time.

To purchase a Contract, you must complete an application and pay a single premium. You must then allocate your premium among one or more subaccounts that grow at a specified guaranteed rate of interest, which will not be less than 3%, for the guarantee period.

PURCHASING THIS CONTRACT INVOLVES CERTAIN RISKS. WE WILL APPLY A WITHDRAWAL CHARGE AND A MARKET VALUE ADJUSTMENT IF YOU MAKE A WITHDRAWAL OR ANNUITIZE BEFORE THE END OF A GUARANTEE PERIOD. THE MARKET VALUE ADJUSTMENT MAY BE EITHER POSITIVE OR NEGATIVE. ACCORDINGLY, THE VALUE OF YOUR CONTRACT COULD EITHER INCREASE OR DECREASE AND YOU COULD LOSE A SUBSTANTIAL PORTION OF THE PREMIUM YOU INVESTED. YOU SHOULD CAREFULLY CONSIDER YOUR INCOME NEEDS BEFORE PURCHASING A CONTRACT.

WHEN YOU TAKE WITHDRAWALS FROM A SUBACCOUNT, A FEDERAL INCOME TAX IS IMPOSED ON THE ENTIRE GAIN IN YOUR CONTRACT AND NOT JUST THE GAIN FROM THAT SUBACCOUNT. WITHDRAWALS BEFORE AGE 59 1/2 MAY ALSO INCUR A 10% FEDERAL PENALTY TAX. CAREFULLY DISCUSS YOUR PERSONAL TAX SITUATION WITH YOUR ADVISORS BEFORE YOU PURCHASE A CONTRACT.

                NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
CAPSULE SUMMARY.............................................    3
DESCRIPTION OF THE CONTRACT.................................    5
     THE CONTRACT...........................................    5
     APPLICATION AND PREMIUMS...............................    5
     SUBACCOUNTS AND SUBACCOUNT VALUES......................    5
          Choices at the End of the Subaccount Guarantee
          Period (the Renewal Date).........................    5
          How We Determine the Guaranteed Interest Rates for
          Subaccounts.......................................    6
     WITHDRAWALS............................................    7
     CHARGES................................................    7
          Market Value Adjustment ("MVA")...................    8
          Withdrawal Charge.................................   10
          Premium Taxes.....................................   12
     DEATH BENEFIT PAYMENTS AND BENEFICIARIES...............   12
          Beneficiaries.....................................   12
          Death Before to the Annuity Date..................   13
          Death After the Annuity Date......................   13
     ANNUITY PROVISIONS (ANNUITIZATION).....................   14
     OTHER PROVISIONS.......................................   16
          Assignment........................................   16
          Notices and Elections.............................   16
          Amendment of Contract.............................   16
          Free Look Right...................................   17
          Guarantee of Contract.............................   17
DISTRIBUTION OF THE CONTRACTS...............................   17
FEDERAL INCOME TAXES........................................   17
MORE INFORMATION ABOUT ML LIFE INSURANCE COMPANY OF NEW
  YORK......................................................   21
     HISTORY AND BUSINESS...................................   21
     SELECTED FINANCIAL DATA................................   22
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS...................   22
     REINSURANCE............................................   31
     CONTRACT OWNER ACCOUNT BALANCES........................   31
     INVESTMENTS............................................   31
     COMPETITION............................................   32
     CERTAIN AGREEMENTS.....................................   32
     EMPLOYEES..............................................   33
     PROPERTIES.............................................   33
     STATE REGULATION.......................................   33
DIRECTORS AND EXECUTIVE OFFICERS............................   34
EXECUTIVE COMPENSATION......................................   36
LEGAL PROCEEDINGS...........................................   38
LEGAL MATTERS...............................................   38
EXPERTS.....................................................   38
REGISTRATION STATEMENT......................................   38

                                CAPSULE SUMMARY

THE CONTRACT

This prospectus describes an individual modified guaranteed annuity contract issued by ML Life Insurance Company of New York ("we" or "us").

APPLICATION

To purchase a Contract, you must complete and return an application to our Service Center. We have the right to reject any application.

PREMIUMS

We issue one Contract for each single premium payment you make. Your single premium must be at least $5,000.

SUBACCOUNTS

We maintain one or more subaccounts for the value of your Contract. Each subaccount grows at a specified interest rate which will not be less than 3%. We guarantee that we will credit that interest rate for a specified period, called a Guarantee Period, that corresponds to the subaccount. Currently, we offer Guarantee Periods of one to ten years. You must tell us how much of your premium payment you want us to put in each subaccount. You must allocate at least $5,000 to each subaccount you choose. At the end of the Guarantee Period (on the Renewal Date), you may transfer the value of that subaccount to one or more subaccounts at the interest rates then in effect.

CHARGES

       WITHDRAWAL CHARGE

       If you take a withdrawal from a subaccount before the end of the Guarantee Period, we will deduct a withdrawal charge generally equal to six months of interest on the amount withdrawn at the guaranteed interest rate. During the first contract year, the withdrawal charge will not exceed 10% of the amount withdrawn. This percentage limitation will decline by one percentage point during each contract year thereafter. We do not impose a withdrawal charge on withdrawals made after the end of the tenth contract year. We also do not deduct a withdrawal charge when the annuitant dies or you die. We also currently do not deduct a withdrawal charge when we begin to make annuity payments.

       MARKET VALUE ADJUSTMENT ("MVA")

       If you take a withdrawal from a subaccount before the end of the Guarantee Period, we will apply an MVA. Generally, we will apply an MVA at the time we begin to make annuity payments for any subaccount that has not reached the end of its Guarantee Period. The MVA may be positive or negative and can affect the value of your Contract. Generally, if the interest rates for a new Contract are higher than the guaranteed rates of your Contract, the MVA will be negative. If the interest rates for a new Contract are lower than the guaranteed rates of your Contract, the MVA will be positive. For death benefit payments, we only credit a positive MVA; we do not deduct any negative MVA.

       PREMIUM TAXES

       We deduct any applicable premium taxes when you annuitize. Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 5%. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender, or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender, or death benefit payment.

ANNUITY PAYMENTS

You choose the date that you want us to begin to make annuity payments (the annuity date). You also choose the method under which we make these payments (the annuity option). You may change the annuity date or annuity option any time before we begin to make annuity payments. You cannot make withdrawals after we begin to make annuity payments.

PAYMENT ON DEATH ("DEATH BENEFIT")

       BEFORE THE ANNUITY DATE

       If you or the annuitant dies prior to the annuity date, we will pay the designated beneficiary the value of the Contract plus any positive MVA plus interest until the date of payment at an annual rate we determine from time to time.

       AFTER THE ANNUITY DATE

       If you die after we begin making annuity payments, we will continue to make annuity payments to your beneficiary. If the annuitant dies after we begin to make annuity payments, the annuitant's designated beneficiary may request that we either continue to make any remaining guaranteed annuity payments or pay the present value of those payments in a lump sum.

WITHDRAWALS

You may take withdrawals any time before we begin to make annuity payments or before the annuitant's death, whichever is earlier. Withdrawals are subject to tax and if taken prior to age 59 1/2 may also be subject to a penalty tax. Certain CHARGES and minimums apply to withdrawals.

FREE LOOK

When you receive your Contract, you should review it carefully to make sure it is what you intended to purchase. You may return the Contract for a premium refund within ten days after you receive it. Some states allow a longer period to return the Contract. To receive a premium refund, you must return the Contract to our Service Center or to your Merrill Lynch Financial Consultant.

ML LIFE INSURANCE COMPANY OF NEW YORK

We issue the Contracts. Our home office is in New York, New York. Our Service Center's address and phone number are P.O. Box 44222, Jacksonville, Florida 32231-4222, (800) 333-6524.

You should address all communications concerning your Contract to our Service Center.

                          DESCRIPTION OF THE CONTRACT

THE CONTRACT

The Contract describes your rights and benefits under the contract. You can exercise these rights and benefits at any time.

We will issue Contracts in connection with non-qualified retirement plans or plans qualifying for special tax treatment such as "H.R. 10" plans, Individual Retirement Annuities or Accounts, corporate pension and profit-sharing plans, or
Section 457 deferred compensation plans.

APPLICATION AND PREMIUM

You can purchase a Contract by completing an application and paying a premium. The minimum premium you can pay is $5,000. The maximum premium you can pay without our consent is $500,000. You must send the application and premium to our Service Center.

We issue a separate Contract for each premium you pay. You must complete a new application for each premium payment. You can only purchase one Contract a day. We can reject any application.

SUBACCOUNTS AND SUBACCOUNT VALUES

Your Contract consists of one or more subaccounts. You must tell us how to distribute your single premium among these subaccounts. The minimum amount you can put in a subaccount is $5,000.

Each subaccount grows at a specified guaranteed rate of interest, which will not be less than 3% per year. The initial rates that will apply to your subaccounts are those in effect on the day we receive your premium. We guarantee that we will credit a particular interest rate to the subaccount for the designated number of years you select called the Guarantee Period. Currently, we offer ten Guarantee Periods ranging from one to ten years. We can change the number of the Guarantee Periods we offer, but no Guarantee Period offered will exceed ten years. The end of the Guarantee Period for a subaccount is its Renewal Date. You cannot change the Guarantee Period or make a transfer to a different subaccount prior to the Renewal Date.

We credit the guaranteed interest rate for a subaccount daily (except on February 29th). The Subaccount Value initially equals the amount of premium that you allocate to or the amount you reinvest in a subaccount. The Subaccount Value fluctuates depending on the interest credited to that subaccount, any Market Value Adjustment (see MVA) and any withdrawals and Withdrawal Charges (see Withdrawals). The total of all the Subaccount Values is your Contract Value. We will compound interest on each Contract anniversary.

The following is an example of how you can allocate a $15,000 single premium on May 1, 1999 among three subaccounts, and shows subaccount values as of the Renewal Date assuming no withdrawals.


                                       SUBACCOUNT                      SUBACCOUNT VALUE
 AMOUNT ALLOCATED   INTEREST RATE   GUARANTEE PERIOD   RENEWAL DATE   AS OF RENEWAL DATE
      $5,000           3.80%          One Year         May 1, 2000        $5,190.00
      $5,000           4.25%         Two Years         May 1, 2001        $5,434.03
      $5,000           4.90%         Six Years         May 1, 2005        $6,662.28

       CHOICES AT THE END OF THE SUBACCOUNT GUARANTEE PERIOD (THE RENEWAL DATE)

       We will send you a notice 30 days before a subaccount's Renewal Date. You may currently notify us no later than five business days after the Renewal Date that you wish to transfer the Subaccount Value to one or more new subaccounts. You can choose any of the Guarantee Periods offered on the Renewal Date. The minimum amount you can transfer to a subaccount is $5,000 unless the total Subaccount Value is less than $5,000. The transfer will be effective as of the Renewal Date. The interest rate(s) for the Guarantee Period(s) you choose will be those in effect for a new Contract on the Renewal Date, but will not be less than 3%.

       If your Contract's annuity date is less than one year from the Renewal Date, we will transfer the Subaccount Value to a new subaccount with a one-year Guarantee Period. You may change your annuity date so that the Guarantee Period of the new subaccount will end on or prior to the annuity date. See CHANGE OF ANNUITY DATE, ANNUITANT OR ANNUITY OPTIONS for more information.

       If we do not receive timely transfer instructions, we will transfer the Subaccount Value to a subaccount with a one-year Guarantee Period. If, however, you have chosen the Maximum Guarantee Period Option and we do not receive timely transfer instructions, we will transfer the Subaccount Value to the subaccount with the longest Guarantee Period that we offer at that time that:

              1. is available on the Renewal Date;

              2. is not longer than your longest Guarantee Period immediately before transfer; and

              3. ends on or before the annuity date.

              For example, you allocate your premium as of May 1, 1999 among three subaccounts with Renewal Dates of May 1, 2000; May 1, 2001; and May 1, 2005. If you do not select the Maximum Guarantee Period Option and we do not receive timely transfer instructions on or within five business days of the first Renewal Date (May 1, 2000), we will transfer the Subaccount Value to the one-year subaccount. If you have selected the Maximum Guarantee Period Option, we will transfer the Subaccount Value to the subaccount with the May 1, 2006 Renewal Date.

       HOW WE DETERMINE THE GUARANTEED INTEREST RATES FOR SUBACCOUNTS

       We have no specific formula for setting the guaranteed interest rates. However, no subaccount will ever have a guaranteed interest rate of less than 3% per year.

       Rates will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments that we may acquire with the amounts we receive as premiums. You will have no direct or indirect interest in the investments we make with the premiums. We will invest these amounts primarily in investment-grade fixed income securities including:

                     - securities issued by the United States Government or its agencies or instrumentalities, which may or may not be guaranteed by the United States Government;

                     - debt securities that have an investment grade, at the
                       time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service;

                     - mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above;

                     - other debt instruments;

                     - commercial paper; and

                     - cash or cash equivalents.

       We will also consider other factors in determining the guaranteed rates, including regulatory and tax requirements, sales commissions and administrative expenses that we must pay, general economic trends and competitive factors. WE WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED RATES WE DECLARE. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES.

WITHDRAWALS

You may make a withdrawal of all or part of Net Contract Value or Net Subaccount Value any time before the earliest of:

Net Subaccount Value equals
the subaccount value after
adjustment for any MVA and
withdrawal charge which we
would apply in connection
with a full withdrawal,
annuitization or the payment
of death benefits on the death
of the participant or annuitant
prior to the annuity date.

       1. the annuity date;
       2. your death; or
       3. the annuitant's death.
Withdrawals must meet the following requirements:
       1.  We must receive a written request
           from you at our Service Center.
       2.  You must return your Contract to
           us if you want to make a full
           withdrawal.
       3.  You must specify the subaccounts
           from which you want to make the
           withdrawal. If you have two or
           more subaccounts with the same
           Guarantee Period, we will first
           take the withdrawal from the
           subaccount with the shortest
           period of time remaining in its
           Guarantee Period to the maximum
           extent possible.

       4. The minimum partial withdrawal you can make is $500 and any remaining Net Subaccount Value must be at least $1,000.

       5. You can withdraw any Subaccount Value that is less than $500 but you cannot leave any remaining amount in that subaccount.

       6. The remaining Contract Value after a partial withdrawal must be at least $5,000.

We will send you a notice at least 45 days, but not more than 75 days, prior to the Renewal Date of a subaccount. This notice will inform you that you must notify us in writing within 30 days prior to the Renewal Date if you intend to make a withdrawal from the subaccount without application of an MVA or withdrawal charge on the Renewal Date.

Net Contract Value equals
the sum of all Net
Subaccount Value.

WITHDRAWALS ARE SUBJECT TO INCOME TAXES. IF THE WITHDRAWAL IS MADE PRIOR TO AGE 59 1/2, YOU MAY ALSO HAVE TO PAY A FEDERAL PENALTY TAX OF 10% OR MORE. We reserve the right to defer payments of withdrawals for up to six months. If you take a partial withdrawal, we will pay you the amount you request. We then deduct any Withdrawal Charge directly from and apply any MVA to the subaccount from which a partial withdrawal is made (see Withdrawal Charge and MVA for more details regarding how charges are applied to withdrawals). If you withdraw an entire Subaccount Value, we adjust the amount withdrawn for any applicable withdrawal charge or MVA. This may reduce the amount you receive.

Under qualified plans, withdrawals may be permitted only under the circumstances specified in the plan, the consent of your spouse may be required, and under certain Section 401 plans, withdrawals attributable to contributions made under a salary reduction agreement may be made only after you reach age 59 1/2 and in other limited circumstances.

CHARGES

We impose two types of charges: a Market Value Adjustment and a Withdrawal Charge. We may also deduct any applicable Premium Taxes.

       MARKET VALUE ADJUSTMENT ("MVA")

       We impose an MVA in three circumstances:

       1.  WITHDRAWALS TAKEN FROM A SUBACCOUNT BEFORE THE END OF ITS GUARANTEE
           PERIOD: We will not apply an MVA if we receive your withdrawal instructions by the fifth business day after the Renewal Date. In this case, we consider the withdrawal to be effective as of the Renewal Date.

       2. ANNUITIZATION: If the annuity date (the date we begin making annuity payments) precedes the end of a Guarantee Period, we generally apply an MVA on the annuity date. We may also deduct any applicable premium taxes. We apply the MVA before any annuity payments are calculated.

                For Contracts issued before we obtain regulatory approval, we will not apply an MVA on the annuity date if

                          (i) the combined MVAs of all affected
                              subaccounts would reduce your Contract
                              Value; and

                         (ii) annuity payments will be made for at
                              least ten years or you have chosen a life contingency or life expectancy annuity option.

                You should refer to your Contract to determine if this applies to you.
       3.  DEATH BENEFIT
           PAYMENTS:  We apply any
           net positive MVA to
           payments made at the time
           of your death or the
           annuitant's death prior
           to the annuity date. If
           the net MVA is negative,
           we will not deduct it.
NET MVA refers to the sum of the MVAs on all subaccounts, some of which may be positive and some of which may be negative. If the sum is positive, it is referred to as a NET POSITIVE MVA.

       The MVA reflects the relationship on a given day between interest rates offered to new Contracts and the guaranteed interest rates of your Contract. The greater the difference in interests rates, the greater the effect the MVA will have on your subaccount value. The amount of time remaining in a Guarantee Period also affects the MVA. The MVA can be positive or negative and can substantially impact the values in your Contract. If the guaranteed interest rate for your subaccount is lower than the interest rate offered to new Contracts for a period equal to the remaining time in your subaccount, the MVA will decrease your subaccount value. If the guaranteed interest rate for your subaccount is higher than the interest rates offered to new Contracts for a period equal to the remaining time in your subaccount, the MVA will increase your subaccount value. If the adjustment is positive, we will credit the additional amount to the subaccount; if negative, we will deduct the amount from the subaccount value. You directly bear any investment risk of the MVA.

       We determine the MVA based on the following formula:

                                        n/365
                          1 + B
  A X   [    1 -    (    -------   )            ]
                          1 + C

       Where:

         A      =  i.          the amount withdrawn in the case of partial withdrawals, or

                   ii.         net subaccount value, in the case of full withdrawals,
                               annuitizations, or payments due to your death or the
                               annuitant's death prior to the annuity date;



                      NET SUBACCOUNT VALUE =

                                                 Subaccount Value
                      ------------------------------------------------------------

                                                                                    n/365
                                                 1 + Current Interest Rate
                Withdrawal Factor     +    (    ----------------------------   )
                                                1 + Guaranteed Interest Rate

                      Where "n" is the number of days remaining in the Guarantee
                      Period of the subaccount, but not less than 365.

                      The Withdrawal Factor equals: the lesser of the guaranteed interest rate divided by two or

10% in Contract Year 1         5% in Contract Year 6
 9% in Contract Year 2         4% in Contract Year 7
 8% in Contract Year 3         3% in Contract Year 8
 7% in Contract Year 4         2% in Contract Year 9
 6% in Contract Year 5         1% in Contract Year 10
           0% in Contract Year 11 and later



         n      =  the number of days remaining in the Guarantee Period of the subaccount(s) we are adjusting;

         B      =  the current guaranteed interest rate offered to Guarantee Periods in years equal to "n"/365;

         C      =  the guaranteed interest rate for your subaccount.

       If the remaining period of time in the Guarantee Period is not a whole number of years, we base the current interest rate for "B" on the guaranteed interest rates currently offered for the Guarantee Periods nearest the remaining period of time. We make this determination by straight-line interpolation, except where the remaining period of time is less than one year, in which case we use the current guaranteed rate for a Guarantee Period of one year.

       Alternative Guaranteed Interest Rate. We will use an alternative guaranteed interest rate for "B" above in the event that a current guaranteed interest rate is not offered:

             (i)  upon transfer at the end of a Guarantee Period or

            (ii)  when we apply an MVA.

       In these circumstances, we will use an interest rate equal to the yield to maturity on Stripped United States Treasury Bills with a maturity date in the same month (or, if unavailable, the next nearest following month) as of the Renewal Date of the subaccount to which the transfer is made or to which we apply an MVA. Such yield to maturity is defined as the yield to maturity published in The Wall Street Journal (Eastern Edition) on the date of such transfer or on which we apply such MVA. If the yield to maturity is not published on such date, we will use the yield to maturity published on the most recent date immediately preceding the date of the transfer or on which we apply the MVA.
                                        9

       The following example illustrates calculation of the MVA.

        ASSUMPTIONS.

        a withdrawal of $20,000 is made;
        from a subaccount with 4.75 years (1,734 days) remaining in the Guarantee Period; and a guaranteed interest rate of 4.5%.

        Assume also that the guaranteed interest rates currently offered are:

        4.6% for a Guarantee Period of 4 years; and 4.8% for a Guarantee Period of 5 years.

        DETERMINING THE VALUE OF "B". Because the remaining period of time in the Guarantee Period is not a whole number of years, we base the current interest rate for "B" on straight-line interpolation. The interpolated guaranteed interest rate equals the sum of one-fourth of the four year rate and three-fourths of the five year rate. Since the four year rate is 4.6% and the five year rate is 4.8%, the interpolated rate for "B" equals 4.75% (4.6% times 0.25 plus 4.8% times 0.75).

        CALCULATING THE MVA. To calculate the MVA, we divide the sum of 1 and "B", 1.0475, by the sum of 1 and the guaranteed interest rate for the affected subaccount, 1.045. The resulting figure, 1.0023923, is then taken to the "n"/365 power, or 4.75 (1,734/365), which is 1.0114147. We subtract 1.0114147 from 1 and multiply the resulting figure, -.0114147, by the amount of the withdrawal, $20,000, to give -$228.29. Because this figure is a negative number, we subtract it from the remaining subaccount value together with any applicable Withdrawal Charge.

        If "B" has been 4.25%, instead of 4.75%, the MVA would have been +226.26, which would have added to the remaining subaccount value.

       Greater differences in interest rates result in larger MVAs. If in the above example "B" had been 6%, 7%, and 8%, the Market Value Adjustment would have been -$1,400.82, -$2,376.93 and -$3,387.86, respectively. The
       Market Value Adjustment is also affected by the remaining period in the Guarantee Period of the subaccount from which the withdrawal is made, which is "n" in the formula. Thus, if in the first example above "n"/365 were 2.5 or 1.5, the Market Value Adjustment would be -$119.83 or -$71.81, respectively.

       THE APPENDIX CONTAINS TABLES THAT SHOW THE APPLICATION OF THE MVA IN THE CONTEXT OF FULL WITHDRAWALS FROM A HYPOTHETICAL SUBACCOUNT.

       WITHDRAWAL CHARGE

       We will deduct a Withdrawal Charge if you make a full or partial withdrawal from a subaccount prior to the end of its Guarantee Period. We will not deduct a Withdrawal Charge for withdrawals made at the end of the Guarantee Period (on the Renewal Date). To avoid the Withdrawal Charge, we must receive your written instructions to take a withdrawal from a subaccount(s) no later than five business days after the Renewal Date of the subaccount. You can send your written instructions to our Service Center. If we receive your written instructions within this time period, we will process the withdrawal effective on the Renewal Date and we will not impose a Withdrawal Charge.

       The charge equals six
       months of interest on the
       amount withdrawn (in the
       case of partial
       withdrawals) or the net
       subaccount value (in the
       case of full
       withdrawals).
       Specifically, we
       calculate the Withdrawal
       Charge by multiplying the
       withdrawn amount by 1/2
       of the guaranteed
       interest rate for the
       subaccount from which the
       withdrawal is made.
For example, if you make a withdrawal from a subaccount with a guaranteed interest rate of 5%, we will apply a withdrawal charge of 2.5%
 1/2 of 5%) to the amount you withdraw from that subaccount if you make a partial withdrawal or to the net subaccount value if you make a full withdrawal.

                      For full withdrawals, we deduct the
                      Withdrawal Charge from the proceeds
                      of the withdrawal.

                      Withdrawal Charge =

                       Net Subaccount Value X Guaranteed Interest Rate
                                              ------------------------
                                                         2

                       For partial withdrawals, we deduct
                       a Withdrawal Charge directly from
                       the subaccount.
                       Withdrawal Charge =

                       Amount Withdrawn X Guaranteed Interest Rate
                                          ------------------------
                                                     2

       However, the withdrawal charge we impose cannot exceed a specified maximum percentage of the amount withdrawn that depends on the contract year in which you make the withdrawal. Specifically, we will not deduct a withdrawal charge that exceeds the product of the amount withdrawn and the applicable percentage set forth below for a particular contract year:

                            CONTRACT YEAR       MAXIMUM PERCENTAGE OF AMOUNT WITHDRAWN
                            -------------       --------------------------------------
                            1...........                          10%
                            2...........                           9%
                            3...........                           8%
                            4...........                           7%
                            5...........                           6%
                            6...........                           5%
                            7...........                           4%
                            8...........                           3%
                            9...........                           2%
                            10..........                           1%
                            11 and
                              later.....                           0%

       Accordingly, we will not impose a withdrawal charge after the tenth contract year.

       The following example illustrates how the MVA and Withdrawal Charge are applied to a withdrawal:

        Your contract has two subaccounts:

        - a five-year guarantee period with a guaranteed interest rate of 4.8% and

        - a three-year guarantee period with a guaranteed interest rate of 4.5%.

        Each subaccount has a value of $5,000.

        You withdraw $7,000 and instruct us to take this withdrawal from the five-year subaccount to the maximum extent possible and the rest from the three-year subaccount. The maximum amount you can withdraw from the five-year subaccount is $4,550 ($5,000 less $340.80 MVA and $109.20 Withdrawal Charge (4.8% / 2 X $4,550)). The remaining $2,450 is deducted from the three-year subaccount leaving $2,431.17 in the three-year subaccount ($5,000 minus $2,450 withdrawal minus $63.70 MVA minus $55.13 Withdrawal Charge (4.5% / 2 X $2,450)).

        If, however, you made a $3,000 withdrawal in the tenth contract year, the applicable maximum percentage (1%) would be less than one-half of the guaranteed interest rate (4.5% divided by 2, or 2.25%). The withdrawal charge, therefore, would be $30 (1% of $3,000).

       Currently, we do not deduct a Withdrawal Charge at annuitization. However, we reserve the right to do so on any subaccount with a Guarantee Period that extends beyond the annuity date. We also do not deduct a Withdrawal Charge from death benefit payments or annuity payments.

       PREMIUM TAXES

       We deduct any applicable premium taxes when you annuitize. Premium taxes imposed by states and local jurisdictions currently range from 0% to 5% depending on the tax treatment of the Contract. No premium taxes are currently imposed by the State of New York, but we cannot guarantee that such taxes will not be assessed by New York in the future. If a jurisdiction does not allow us to reduce our current taxable premium income by the amount of withdrawals, surrenders or death benefit payments, we also deduct a charge for premium taxes when we make those payments.

DEATH BENEFIT PAYMENTS AND BENEFICIARIES

We will pay a death benefit to the designated beneficiary after we receive proof of your death or the death of the annuitant. Acceptable proof may include a certified copy of a death certificate, beneficiary claim statement, and any other documents we may require. We will pay the death benefit in a lump sum unless the beneficiary chooses an annuity option within 60 days from our receipt of the proof of death.

       BENEFICIARIES

       When you complete the application, you must select a beneficiary to receive the death benefit in the event you die. You also must select a beneficiary to receive the death benefit in the event the annuitant dies. If you are also the annuitant, the beneficiaries must be the same.

       You can designate a beneficiary as revocable or irrevocable. If you name a revocable beneficiary, you can change that beneficiary at any time prior to your death. If you designate an irrevocable beneficiary, that beneficiary must approve any beneficiary change in writing.

       If no beneficiary survives the annuitant, payment will be made to you, if living, or to your estate. If your beneficiary dies before you, the death benefit payable at your death will be paid to your estate.

       The estate or heirs of the annuitant's beneficiary or your beneficiary have no rights under the Contract if the beneficiary dies before the annuitant or you, respectively.
                                       12

       DEATH BEFORE THE ANNUITY DATE

              Your Death

              If you die before the annuity date, we will pay the death benefit to your beneficiary. The death benefit equals the Contract Value plus any net positive MVA as of the date of death plus interest until the date of payment at an interest rate we determine. Your beneficiary may select a payment option under which payments begin within one year of your death and do not extend beyond the beneficiary's life expectancy. If no payment option is selected, we will pay this death benefit in a lump sum within five years of your death.

              If there is more than one owner under the same Contract, we pay the death benefit to the designated beneficiary when the first such owner dies. If a surviving spouse is also the beneficiary, he or she can choose to become the new owner and continue the Contract with the same rights and benefits as the deceased owner had before death. Thereafter, the surviving spouse will be the owner and the annuitant. If the surviving spouse chooses to become the new owner and continue the Contract, no death benefit will be paid until he or she dies.

              Death of the Annuitant

              If the annuitant (other than you) dies before the annuity date (unless you have selected a contingent annuitant as described below), we will pay the designated beneficiary the Contract Value plus any net positive MVA as of the date of payment. We will pay this death benefit in a lump sum unless the beneficiary selects an annuity option.

              If you are not the annuitant, you can irrevocably select a contingent annuitant. You must make this selection before the annuity date and the death of the annuitant. If you elect this option, we will not pay a death benefit when the primary annuitant dies. The contingent annuitant will become the annuitant upon the death of the original annuitant before the annuity date. This option is only available when you and any other owner under the same Contract are "natural persons" or with certain qualified plans entitled to special tax treatment under Sections 401 or 408 of the Internal Revenue Code ("IRC"). If any owner of a non-qualified Contract is not an individual, we treat the death of any annuitant as the death of an owner and we pay the death benefit.

       DEATH AFTER THE ANNUITY DATE

              Your Death

              If you or any other owner under the same Contract dies after the annuity date, we will continue to make annuity payments to your beneficiary in the same manner as before death.

              Death of the Annuitant

              If the annuitant dies after the annuity date, the annuitant's beneficiary can request that we continue to make the annuity payments for the period of time required under the chosen annuity option or until the amount guaranteed has been paid (see Annuity Provisions). Alternatively, the designated beneficiary can request that we pay the remaining guaranteed payments in a lump sum based on the present value. This payment will be less than the sum of the remaining guaranteed payments. We determine this payment based on the interest rate used in determining the annuity payments.

              If the annuitant's beneficiary dies while guaranteed amounts remain unpaid, we will pay the present value of the remaining guaranteed payments to the estate of the annuitant's beneficiary in a lump sum.
                                       13

ANNUITY PROVISIONS (ANNUITIZATION)

We make annuity payments to you commencing on the annuity date designated in your Contract. In calculating annuity payments, we apply an MVA to any subaccount that has a Guarantee Period that extends beyond the annuity date. We also deduct any applicable premium taxes. For this section, we will refer to the Contract Value plus or minus the MVA and minus premium taxes as the Net Contract Value.

           Net Contract Value = Contract Value +/- MVA - premium taxes

We calculate annuity payments by applying the Net Contract Value to the annuity option you choose using our annuity rates in effect at that time. These rates are guaranteed not to be lower than the minimum guaranteed annuity rates shown in the applicable annuity table in your Contract.

     The tables in your Contract show the minimum guaranteed amount of each monthly annuity payment for each $1,000 applied according to the age and sex of the annuitant on the annuity date. We based these tables on the 1983 Table "a" projected forward to 1995 for Individual Annuity Valuation with current mortality adjustments. When required by state law, we will not differentiate by sex. The Contract contains a formula for adjusting the age of the annuitant based on the annuity date in order to determine minimum monthly annuity payments. If the annuity date is prior to the year 2000, there is no age adjustment. If the annuity date is between the years 2000 and 2009, the annuitant's age is reduced by one year. For each decade thereafter, the annuitant's age is reduced one additional year. The maximum age adjustment is four years. An age adjustment results in a reduction in the minimum monthly annuity payments that would otherwise be made. Therefore, if the rates we are using are the minimum rates shown in the annuity tables in the Contract, you may want to select an annuity date that immediately precedes the date on which an age adjustment would occur.

For example, the annuity payment rates in the annuity tables for an annuitant with an annuity date in the year 2010 are the same as those for an annuity date twelve months earlier, even though the annuitant is one year older, because the new decade results in the annuitant's age being reduced by an additional year. Current annuity rates, unlike the guaranteed rates, do not involve any age adjustment.

We will send your annuity payments monthly unless you choose to have payments made less frequently or choose the Qualified Plan Option. Each annuity payment must be at least $20 or we can change the frequency of the annuity payments so that they are at least $20. If your Net Contract Value is less than $2,000 ($3,500 for certain qualified Contracts) on the annuity date, we can pay such amount to you in a lump sum.

     For Contracts issued before we obtain regulatory approval, we will not apply an MVA at the annuity date if:

           (i) the combined MVAs of all affected subaccounts would reduce the value of your Contract; and

          (ii) annuity payments will be made for at least ten years or you chose a life contingency or life expectancy annuity option.

     You should refer to your Contract to determine if this applies to you.

You select the Annuity Date, Annuitant, and Annuity Option at the time of the application.

       ANNUITY DATE

       We will make payments to you beginning on the annuity date. The annuity date can be any day of a calendar month. However, it cannot be later than the first day of the month after the annuitant's 85th birthday. If you do not select an annuity date at the time of application, the annuity date will be the first day of the month after the annuitant's 75th birthday.
                                       14

       For qualified Contracts other than IRAs, the annuity date generally may not be later than April 1 of the calendar year after the later of the calendar year in which the annuitant attains age 70 1/2 or retires. For IRAs, the annuity date generally may not be later than April 1 of the calendar year after the calendar year in which the annuitant attains age 70 1/2.

       ANNUITANT

       You can select one or two annuitants. If co-annuitants are selected, we consider the annuitant's death to occur at the last surviving annuitant's death. Annuity payments are based on the annuitant's age and sex. We may require proof of age, sex or survival from the annuitant. If you give us incorrect information, we will adjust the amount of the annuity payments to reflect the correct age and sex. If previous payments were overpaid, we will deduct the overpaid amount from the next payments due. If previous payments were underpaid, we will add the underpaid amount to the next payment.

       ANNUITY OPTIONS

       You can select any one of the following annuity options. We can offer additional annuity options. If you do not select an annuity option, we will choose a life annuity with payments guaranteed for 10 years.

       1. Payments of a Fixed Amount: You can choose the amount of each annuity payment. We will make equal payments of the amount chosen until the Net Contract Value is gone. The Net Contract Value must be sufficient so that we can make payments for at least five years.

       2. Payments for a Fixed Period: You can choose a time period during which you wish to receive annuity payments. We will pay the Net Contract Value in equal payments over this time period. The period for these payments cannot be less than five years.

       3. *Life Annuity: We will make payments as long as the annuitant lives. Payments will stop at the last payment due before the death of the annuitant. The Net Contract Value will be applied to determine the amount of the annuity payments based on the annuitant's age, sex and life expectancy.

       4. Life Annuity with Payments Guaranteed for 10 or 20 Years: We will make payments for the guaranteed period chosen (10 or 20 years) and as long thereafter as the annuitant lives.

       5. Life Annuity with Guaranteed Return of Net Contract Value: We will make annuity payments until the total of the annuity payments equals the Net Contract Value applied to this option, and as long thereafter as the annuitant lives.

       6. *Joint and Survivor Life Annuity: Payments will be made for as long as the annuitant and co-annuitant live. We will not make any payments after the death of the last surviving annuitant. We apply the Net Contract Value based on the annuitant's and co-annuitant's ages, sex and life expectancy to determine the amount of the annuity payments.

       7. Qualified Plan Option: This option is available only under qualified Contracts issued in connection with plans qualified under Section 401(a), 403, 404, 408 or 457 of the Internal Revenue Code. Payments may be based on:
          (a) the life expectancy of the annuitant,
          (b) the joint life expectancy of the annuitant and his or her spouse, or
          (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date.

          Payments will be made annually. Each payment will be equal to the Net Contract Value as of the annuity date, plus credited interest and minus aggregate annuity payments previously made, in each case as of the first day of that calendar year, divided by the applicable current life expectancy, as defined by Internal Revenue Service regulations. We make each subsequent payment on the anniversary of the annuity date. We credit interest at our then
                                       15
          current rate for this option. The rate will not be less than the rate shown in the Contract. On the death of the measuring life or lives, we will pay any unpaid net Contract Value to the beneficiary in a lump sum.

          *CAUTION: THESE OPTIONS ARE "PURE" LIFE ANNUITIES. THEREFORE, IT IS POSSIBLE FOR THE PAYEE TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE PERSON (OR PERSONS) ON WHOSE LIFE (LIVES) PAYMENT IS BASED DIES AFTER ONLY ONE PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THAT PERSON (THOSE PERSONS) DIES AFTER ONLY TWO PAYMENTS, ETC. CAREFULLY CONSIDER YOUR NEEDS BEFORE YOU CHOOSE THIS OPTION.

       CHANGE OF ANNUITY DATE, ANNUITANT OR ANNUITY OPTION

       In order to change the annuity date, the annuitant, and/or the annuity option, we must receive your written instructions no later than 30 days before the existing annuity date. You can send your written instructions to our Service Center. You can also make annuity date and annuity option changes via telephone if you have submitted a proper telephone authorization form. Please contact our Service Center for more information.

       Changes of the annuity date are subject to federal tax restrictions.

                                OTHER PROVISIONS

ASSIGNMENT

You may not assign your rights under a Contract to a creditor as security for a debt. However, you may assign your Contract upon written notice to us prior to the annuity date, other than as collateral or security for a loan. Any irrevocable beneficiary must consent to such an assignment. This does not change the ownership of your Contract.

If the Contract is issued pursuant to a qualified plan, your rights under the Contract may not be assigned, pledged or transferred, unless permitted by law. We assume no responsibility for the validity of any assignment or for any actions we take prior to receipt of written notice of an assignment. An assignment of the Contract may have federal income tax consequences.

NOTICES AND ELECTIONS

You must send any changes, notices, and/or choices for your Contract to our Service Center. These requests must be in writing and signed unless you have submitted a telephone authorization form. We will effect any request regarding beneficiary changes or choices as of the date you sign the request, unless we already acted in reliance on your prior status before receiving your notice. If you have submitted a telephone authorization form, you may make the following choices via telephone:

       1. Subaccount selections at the end of a Guarantee Period, including election of the Maximum Guarantee Period Option

       2. Subaccounts from which you wish to make partial withdrawals

       3. Annuity Date Changes

       4. Annuity Option Changes

We will use reasonable procedures to confirm that a telephone request is proper. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is proper.

AMENDMENT OF CONTRACT

We may amend any Contract at any time if required to comply with applicable law, regulation or ruling issued by a governmental agency.
                                       16

FREE LOOK RIGHT

You should carefully review your Contract when you receive it to make sure it is what you intended to purchase. You may return the Contract for a refund of premium within ten days after you receive it. Some states allow a longer time to return the Contract. You must return the Contract to either our Service Center or your Merrill Lynch Financial Consultant within this time period in order to receive a refund of your premium. We will them deem your Contract void from the beginning. If you cancel your Contract under this provision, you cannot submit another application for a Contract for at least 90 days.

GUARANTEE OF CONTRACT

Neither the federal government nor its instrumentalities guarantee your Contract. We stand behind the guarantees in the Contract.

                         DISTRIBUTION OF THE CONTRACTS

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is the principal underwriter of the Contract. MLPF&S was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). The principal business address for MLPF&S is World Financial Center, 250 Vesey Street, New York, New York 10281.

Registered representatives (Financial Consultants) of MLPF&S sell these Contracts. These Financial Consultants are also licensed through various Merrill Lynch Life Agencies ("MLLA") as our insurance agents. We have entered into a distribution agreement with MLPF&S and companion sales agreements with MLLA. These agreements allow Financial Consultants to sell Contracts and receive compensation. The maximum commission MLLA pays to the Financial Consultant is 2.3% of each premium. In addition, the maximum compensation MLLA pays to the Financial Consultant for each reinvestment through the tenth contract year is 2.1% of premium reinvested. The maximum additional compensation paid to the Financial Consultant in each year beyond the tenth contract year that the Contract remains in force is 0.31% of the Contract Value.

The maximum commission we will pay to MLLA to be used to pay commissions to Financial Consultants is 3.5% of each premium.

MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD.

                              FEDERAL INCOME TAXES

The following summary discussion is based on our understanding of current federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. If you invest in an annuity as part of a pension plan or employer-sponsored retirement program, your contract is called a QualifiedContract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. The ultimate effect of federal income taxes on the amounts held under an annuity contract, on annuity payments, and on the economic benefit to the owner, the annuitant or the beneficiary depends on the type of retirement plan, on the tax status of the individual concerned and on our tax status.
                                       17

TAX STATUS OF THE CONTRACTS

       REQUIRED DISTRIBUTIONS

       In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the IRC requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

       The Non-Qualified Contracts contain provisions that are intended to comply with these requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

       Other required distribution rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

       IN GENERAL

       IRC Section 72 governs annuity taxation generally. We believe that an owner who is a natural person usually won't be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the accumulation or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the accumulation usually will be considered a distribution. Withdrawals of accumulated investment earnings are taxable as ordinary income. Generally under the IRC, withdrawals are first allocated to investment earnings.

       An owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the accumulation over the "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss them with a competent tax advisor.

       The following discussion applies generally to contracts owned by a natural person.

       PARTIAL WITHDRAWALS AND SURRENDERS

       When a withdrawal from a Non-Qualified Contract occurs, the amount received generally will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over the investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. The Contract Value immediately before a withdrawal may have to be increased by any positive Market Value Adjustments which result from a withdrawal. There is, however, no definitive guidance on the proper tax treatment of Market Value Adjustments, and you may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. Other rules apply to withdrawals from qualified Contracts.
                                       18

       You should note that this is an integrated annuity contract for IRC purposes. Therefore, when we determine the extent to which a withdrawal from one subaccount is taxable, we will use the Contract Value and "investment in the contract" for the entire Contract and not just of the subaccount from which the withdrawal is made.

       If you withdraw your entire accumulation under a contract, you will be taxed only on the part that exceeds your investment in the contact.

       ANNUITY PAYMENTS

       Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

       TAXATION OF DEATH BENEFIT PROCEEDS

       Amounts may be paid from a contract because an owner, the annuitant or the co-annuitant has died. If the payments are made in a single sum, they're taxed the same way a full withdrawal from the contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments.

PENALTY TAX ON SOME WITHDRAWALS

You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

       (1) on or after you reach age 59 1/2;

       (2) after you die (or after the annuitant dies, if the owner isn't an individual);

       (3) after you become disabled; or

       (4) that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint lives (or life expectancies) of you and your beneficiary.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

Transferring or assigning ownership of the contract, designating an annuitant, payee or other beneficiary who is not also the owner, or exchanging a contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, recipients can usually choose not to have tax withheld from distributions.

MULTIPLE CONTRACTS

All non-qualified deferred annuity contracts that we (or our affiliates) issue to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs. This could affect when income is taxable and how much is subject to the ten percent penalty tax discussed above.
                                       19

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the contract.

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

       INDIVIDUAL RETIREMENT ACCOUNTS (IRAS)

       Individual Retirement Accounts (IRAs), as defined in Section 408 of the IRC, permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

       SIMPLE IRAS

       SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the IRC, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

       SIMPLIFIED EMPLOYEE PENSION (SEP) IRAS

       Simplified Employee Pension (SEP) IRAs may be established by employers under section 408(k) of the IRC to provide IRA contributions on behalf of their employees. In addition to all of the general rules of the IRC governing IRAs, such plans are subject to certain requirements regarding participation and amounts of contributions.

       ROTH IRAS

       A Contract is available for purchase by an individual who has separately established a Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age
      59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an
                                       20

       IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

       CORPORATE PENSION AND PROFIT-SHARING PLANS

       Corporate pension and profit-sharing plans under Section 401(a) of the IRC allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the owner or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

       TAX SHELTERED ANNUITIES

       Tax Sheltered Annuities under section 403(b) of the IRC allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

       SECTION 457 PLANS

       Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. All such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

       OTHER TAX ISSUES

       Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

       Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not have tax withheld from distributions.

       "Eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the IRC or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

                             MORE INFORMATION ABOUT
                     ML LIFE INSURANCE COMPANY OF NEW YORK

HISTORY AND BUSINESS:

We sell life insurance and annuity products. We are a stock life insurance company organized under the laws of the State of New York on November 28, 1973. We are a direct wholly owned subsidiary of Merrill
                                       21

Lynch Insurance Group ("MLIG"). MLIG is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."), which is a publicly owned company.

Information about contract owner deposits, contract owner account balances, and capital contributions can be found in our financial statements which are contained herein.

We are currently licensed to conduct life insurance and annuity business in 9 states. We currently sell our annuity products and variable life insurance products only in the state of New York. During 1998, premium payments for annuity and life insurance products were made principally in New York (87%, as measured by total contract owner deposits).

We sell insurance products primarily through licensed agents affiliated with MLLA. Career life insurance agents whose sole responsibility is the sale and servicing of insurance and Financial Consultants of MLPF&S who are also licensed as insurance agents make all our insurance sales. At December 31, 1998, approximately 1,976 agents of MLLA were authorized to act for us.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with the financial statements and notes thereto included in this prospectus.

                                                        SELECTED FINANCIAL DATA
                                                   FOR THE PERIODS ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        1998         1997         1996         1995         1994
                                        ----         ----         ----         ----         ----
                                                             (IN THOUSANDS)
Net Investment Income..............  $   21,549   $   25,465   $   27,520   $   29,819   $   32,679
Earnings Before Federal Income
  Tax..............................  $    6,642   $   14,665   $   13,809   $   15,242   $    7,291
Net Earnings.......................  $    4,770   $    9,692   $    9,219   $   10,064   $    5,473
Total Assets.......................  $1,247,482   $1,138,581   $1,008,067   $1,003,347   $  920,722
Stockholder's Equity...............  $   81,954   $   77,781   $   84,554   $  110,779   $   95,813

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Financial Statements and Notes to Financial Statements included herein.

       BUSINESS ENVIRONMENT

       We conduct our business in the life insurance and annuity markets of the financial services industry. These markets are faced with an increased strengthening of the regulatory environment with particular emphasis on company solvency and sales practice monitoring. Significant mergers within the financial services industry, as well as legislative and judicial processes, are challenging the legal barriers that have historically segregated many of its markets. The distribution channels for life insurance and annuity products continue to diversify and now include banks, full service and discount securities brokers, financial planners and the Internet.

       Tax legislation, enacted during the third quarter 1997, increased the competitiveness of non-insurance products in the individual retirement market by reducing the long-term capital gains tax rate and creating new non-deductible Individual Retirement Accounts (i.e., Roth IRAs). Additionally, current tax legislative proposals, which are in various stages of the political process, may have a material impact on the life insurance industry by reducing or eliminating the tax advantages on certain products.

       Demographically, the population is aging, which favors life insurance and annuity products. In particular, management anticipates that markets will expand for estate planning products and annuities, albeit in a more competitive environment.
                                       22

       ECONOMIC ENVIRONMENT

       During 1998, the propagation of economic instability among certain Asian, Eastern European and Latin American economies, and its influence on investors worldwide, contributed to the emergence of three important economic factors in the U.S.:

              - lower interest rates

              - widening credit spreads

              - equity market volatility

       Investors' flight to quality resulted in an 83 basis point decrease on the interest rate of the 30 year U.S. Treasury Bond, dropping its yield to 5.09% at December 31, 1998. Similarly, rates on medium term U.S. Treasury securities, defined as 1 to 10 year terms, decreased 108 basis points to yield, on average, 4.56%.

       In the corporate bond market, the combined effects of record levels of debt issuance, investor concern regarding corporate earnings and the disappearance of liquidity in certain markets resulted in a significant widening of interest rate spreads as compared to U.S. Treasury securities. The spread between the 5-year U.S. Treasury Bond Index and the 5-year Corporate Financial Bond Index increased from approximately 58 basis points at December 1997 to approximately 168 basis points at December 1998.

       Equity market volatility was prevalent primarily during the second half of 1998. After increasing approximately 17% through mid-year, the Standard & Poor's 500 Composite Stock Price Index ("S&P Index") dipped 10% during the third quarter before rebounding 21% during the fourth quarter.

       SUMMARY

       We sell variable and interest sensitive life insurance and annuity products through Merrill Lynch & Co.'s retail network of Financial Consultants. We compete for Merrill Lynch & Co.'s clients' life insurance and annuity business with non-affiliated insurers whose products are also sold through Merrill Lynch & Co.'s retail network ("non-proprietary products"), and with insurers who solicit this business directly. The product lines that we offer are focused in the highly competitive market segments of retirement and estate planning. We compete in these market segments by integrating our products into Merrill Lynch & Co.'s planning-based financial management program.

       Our financial management is based on prudent investment and liability management and regular monitoring of our risk profile. We also seek to provide superior customer service and financial management to promote the competitiveness of our products. Our customer service centers have established standards of performance that are monitored on a regular basis. Managers and employees in the customer service centers are periodically evaluated based on their performance in meeting these standards.

       We have strategically placed our marketing emphasis on the sale of variable annuities, modified guaranteed annuities and variable life insurance products. These products are designed to address the retirement and estate planning needs of Merrill Lynch & Co.'s clients. The variable annuity product provides tax-deferred savings with the opportunity for diversified investing in a wide selection of underlying mutual fund portfolios. The modified guaranteed annuity product provides a guaranteed fixed interest-crediting rate for a period selected by the contract owner, but imposes a market value adjustment for withdrawals prior to the expiration of the guarantee period. We offer a variable life insurance product that provides life insurance protection and allows the policyholder to allocate the cash value of the policy to underlying mutual fund portfolios. The following table summarizes our sales activity for the three years ending December 31, 1998:

                                                     PREMIUMS COLLECTED             % CHANGE
                                                    --------------------    -------------------------
                                                    1998    1997    1996    1998 - 1997   1997 - 1996
                                                    ----    ----    ----    -----------   -----------
                                                       (IN MILLIONS)
         Variable Annuities.......................  $ 97    $101    $24          (4)%         321%
         Modified Guaranteed Annuities............     2       5      5         (60)%           0%
         Variable Life Insurance..................    10      11      8          (9)%          38%
                                                    ----    ----    ---         ---          ----
                   Total Premiums.................  $109    $117    $37          (7)%         216%
                                                    ====    ====    ===         ===          ====

       During 1998, our total sales decreased 7%, but remained strong overall, exceeding the $100 million level for the second consecutive year. Variable annuity products continued to dominate overall sales by comprising 89%, 86% and 65% of total sales volume for the years ended 1998, 1997 and 1996, respectively.

       During 1997, we changed our distribution structure. Previously, specialists supporting the sales force were responsible for both life and annuity products. Beginning in 1997 and culminating during the second quarter 1998, we created two specialist positions within each sales district where it was geographically feasible. The new distribution structure has resulted in a greater and more focused coverage of our sales force and has, in management's view, contributed to the continued strength in variable product sales.

       Variable annuity sales decreased 4% during 1998 as compared to record sales levels in 1997. During 1997, variable annuity sales increased 321% as compared to 1996. The decrease in 1998 sales occurred primarily during the second half of the year amid increased volatility in the equity markets. Overall, variable annuity sales have remained strong over the last two years. Management attributes the strong variable annuity sales to enhanced sales efforts related to the addition of new investment options. Since December 1996, we have added ten new investment options to certain of our variable annuity products, some of which are managed by unaffiliated investment advisors. A number of these mutual fund portfolios generally have aggressive growth investment objectives that complement the underlying portfolios managed by Merrill Lynch Asset Management, LP ("MLAM"), an indirect subsidiary of Merrill Lynch & Co. Additionally, management believes that the generally favorable equity markets over the past three years has also contributed to the strength of variable annuity sales. During 1998, 1997 and 1996, the S&P Index has risen 27%, 31% and 20%, respectively. Future variable annuity sales could be negatively impacted by continued volatility in the equity markets.

       Merrill Lynch & Co. offers an asset allocation service to our variable annuity contract owners. An investment advisor allocates the participating contract owner's account value among the available underlying mutual fund portfolios based on the contract owner's investment objectives and risk tolerance. We do not receive any financial remuneration from Merrill Lynch & Co. for this service; however, management believes that its availability has had a positive effect on variable annuity sales volume.

       As previously stated, one of our core goals is to provide superior customer service to our clients. As evidence of progression towards this goal, we received the DALBAR Annuity Service Award for our Retirement Plus variable annuity during both 1998 and 1997.

       During 1998, policy and contract surrenders increased $16.6 million (or 32%) to $68.0 million as compared to 1997. During 1998, variable annuity surrenders increased $4.1 million (or 40%) to $14.5 million primarily due to growth of that block of business. During the same period, modified guaranteed annuity surrenders increased $8.4 million (or 45%) to $26.8 million due to the lower interest rate environment during 1998 as compared to 1997. During periods of lower interest rates, modified guaranteed annuity contractholders are more inclined to surrender their contracts for two reasons. First, contractholders can lock-in gains resulting from the market value adjustment, which
                                       24
       is applied to withdrawals made prior to the expiration of the stated guarantee period. The market value adjustment has an inverse relationship to changes in interest rates. Second, interest-crediting rates offered upon renewal are generally lower than the rates that had been credited prior to the renewal date.

       FINANCIAL CONDITION

       At December 31, 1998, our assets were $1.2 billion, or $109 million higher than the $1.1 billion in assets at December 31, 1997. The increase in assets is attributable to increases in separate account assets. During 1998, separate account assets increased $147 million (or 20%) to $887 million. The increase is attributable to two factors. First, the separate accounts benefited from strong investment performance associated with the generally rising equity markets. During 1998, the separate accounts increased $92 million due to price appreciation in the underlying mutual funds supporting the variable products. Second, net cash inflow to the variable products contributed $55 million to the growth in separate account assets. General account assets decreased $38 million primarily due to the declining number of fixed-rate contracts in-force.

       Despite the moderate decrease in sales and increase in policy and contract surrenders during 1998, we experienced deposits that exceeded contract owner withdrawals. Deposits for 1998 were $94 million compared to withdrawals of $75 million, resulting in a net cash inflow from contract owner activity of $19 million.

       We maintain a conservative general account investment portfolio. We have no mortgage or real estate investments. The following schedule identifies our general account invested assets by type:

         Investment Grade Fixed Maturity Securities..................   63%
         Policy Loans................................................   29%
         Equity Securities...........................................    5%
         Non-Investment Grade Fixed Maturity Securities..............    3%
                                                                       ---
                                                                       100%
                                                                       ===

       Our investment in collateralized mortgage obligations ("CMO") and mortgage backed securities ("MBS") had a carrying value of $14 million as of December 31, 1998. At December 31, 1998, approximately 99% of our CMO and MBS holdings were fully collateralized by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. CMO and MBS securities are structured to allow the investor to determine, within certain limits, the amount of interest rate risk, prepayment risk and default risk that the investor is willing to accept. It is this level of risk that determines the degree to which the yields on CMO and MBS securities will exceed the yields that can be obtained from similarly rated corporate securities.

       As of December 31, 1998, we had 3,180 life insurance and annuity contracts in-force with interest rate guarantees. The estimated average rate of interest credited on behalf of contract owners was 5.46% during 1998. Invested assets with an estimated effective yield of 6.61% supported the liabilities related to insurance contracts with interest rate guarantees during 1998.

       MARKET RISK

       Market risk is the potential change in a financial instrument's value caused by fluctuations in certain underlying risk factors. We are primarily subject to market risk resulting from fluctuations in interest rates and credit spreads.

              Interest Rate Risk

              Interest rate risk arises from the possibility that changes in interest rates will affect the value of investments, primarily fixed maturity securities and preferred equity securities, as well as interest sensitive liabilities. Changes in interest rates have an inverse relationship
                                       25
              to the value of investments and interest sensitive liabilities. We manage interest rate risk as part of our asset/liability management strategy. For each portfolio, management monitors the expected changes in assets and liabilities, as produced by our model, resulting from various interest rate scenarios. Based on these results, management closely matches the duration and convexity of insurance liabilities to the duration and convexity of assets supporting those liabilities.

              The following table presents the estimated net impact on the fair value of non-trading investments and interest sensitive liabilities resulting from various hypothetical interest rate scenarios, based on assumptions contained in our model:

                   CHANGE IN INTEREST RATES        CHANGE IN FAIR VALUE
                   + 100 basis points                      ($2.6)
                   + 50 basis points                       ($1.4)
                   - 50 basis points                        $1.5
                   - 100 basis points                       $3.0

              Our model is based on existing business inforce as of year-end 1998 without considering the impact of new life insurance and annuity sales on assets or liabilities. The model incorporates our fixed maturity securities and preferred equity investments excluding variable rate securities with rate resettings in less than ninety days, securities with a maturity of less than ninety days, and securities that are in or near default. The changes in interest rate scenarios, noted above, assume parallel shifts in the yield curve occurring uniformly throughout the year.

              Additionally, certain products have features that mitigate the impact of interest rate risk. Examples include surrender charges, market value adjustments, and resetting of interest credited rates (subject to certain guaranteed minimum crediting rates). For interest sensitive life products the guaranteed minimum rate is 4%. For interest sensitive annuity products the guaranteed minimum rates range from 3% to 5%, with the greatest concentration in the 3% to 4% range.

              Credit Spread Risk

              Credit spread risk arises from the possibility that changes in credit spreads will affect the value of investments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, i.e., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument).

              The following table presents the estimated net impact on the fair value of non-trading investments resulting from various hypothetical fluctuations in credit spreads, based on assumptions contained in our model:

                   CHANGE IN CREDIT SPREADS        CHANGE IN FAIR VALUE
                   + 50 basis points                       ($2.9)
                   + 10 basis points                       ($0.6)
                   - 10 basis points                        $0.6
                   - 50 basis points                        $3.0

              Our model is based on existing business inforce as of year-end 1998 without considering the impact of new life insurance and annuity sales on assets. The model incorporates our fixed maturity securities and preferred equity investments excluding securities with a maturity of less than ninety days and securities that are in or near default. The changes in credit spreads, noted above, assume a uniform occurrence throughout the year.

              Liability valuations for modified guaranteed annuities mitigate our exposure to credit spread risk. Contractholder surrender values reflect changes in spread between corporate
                                       26
              bonds and U.S. Treasury securities since the market value adjusted account value is based on current crediting rates for new and renewal contracts. These crediting rates are adjusted weekly and reflect current market conditions.

              CREDIT RISK

              Credit risk represents the loss that we would incur if an issuer fails to perform its contractual obligations and the value of the security held has been permanently impaired or is deemed worthless. We manage our credit risk by setting investment policy guidelines that assure diversification with respect to investment, issuer, geographic location and credit quality. Management regularly monitors compliance of each investment portfolio's status with the investment policy guidelines, including timely updates of credit-related securities.

              A number of assumptions must be made to obtain the expected fair value changes noted above. There is no reason to believe that historically simulated interest rate and credit spread movements have any predictive power for future fair value changes. The unprecedented volatility experienced during the third quarter 1998 demonstrates the limitations of these models.

       LIQUIDITY AND CAPITAL RESOURCES

       Our liquidity requirements include the payment of sales commissions and other underwriting expenses and the funding of our contractual obligations for the life insurance and annuity contracts we have in-force. We have developed and utilize a cash flow projection system and regularly perform asset/liability duration matching in the management of our asset and liability portfolios. We anticipate funding all our cash requirements utilizing cash from operations, normal investment maturities and anticipated calls and repayments, consistent with prior years. As of December 31, 1998, our assets included $191 million of cash, short-term investments and investment grade publicly traded available-for-sale securities that could be liquidated if funds were required.

       In order to continue to market life insurance and annuity products, we must meet or exceed the statutory capital and surplus requirements of the insurance departments of the states in which we conduct business. Statutory accounting practices differ from generally accepted accounting principles ("GAAP") in two major respects. First, under statutory accounting practices, the acquisition costs of new business are charged to expense, while under GAAP they are amortized over a period of time. Second, under statutory accounting practices, the required additions to statutory reserves for new business in some cases may initially exceed the statutory revenues attributable to such business. These practices result in a reduction of statutory income and surplus at the time of recording new business.

       The National Association of Insurance Commissioners utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 1998 and 1997, based on the RBC formula, our total adjusted capital level was well in excess of the minimum amount of capital required to avoid regulatory action.

       We have received claims paying ability ratings from the major insurance rating agencies as follows: Standard and Poors -- "AA-", Fitch Investor Services -- "AA" and Moody's -- "Aa3". Additionally, during 1998, our A.M. Best rating was upgraded from "A" to "A+".

       We have developed a comprehensive capital management plan that will continue to provide appropriate levels of capital for the risks that we assume, but will allow us to reduce our absolute level of surplus. In implementing this plan, we paid a dividend to MLIG of $15 million and $35 million during 1997 and 1996, respectively. No dividends were paid during 1998.

       We believe that we will be able to fund the capital and surplus requirements of projected new business from current statutory earnings and existing statutory capital and surplus. If sales of new business significantly exceed projections, we may have to look to our parent and other affiliated
                                       27
       companies to provide the capital or borrowings necessary to support our current marketing efforts. Our future marketing efforts could be hampered should our parent and/or affiliates be unwilling to commit additional funding.

       YEAR 2000 COMPLIANCE

       As the millennium approaches, we have undertaken initiatives to address the Year 2000 problem (the "Y2K problem") in conjunction with the Merrill Lynch & Co. Year 2000 Compliance Initiative. The Y2K problem is the result of a widespread programming technique that causes computer systems to identify a date based on the last two numbers of a year, with the assumption that the first two numbers of the year are "19." As a result, the year 2000 would be stored as "00," causing computers to incorrectly interpret the year as 1900. Left uncorrected, the Y2K problem may cause information technology systems (e.g., computer databases) and non-information technology systems (e.g., elevators) to produce incorrect data or cease operating completely.

       We believe that we have identified and evaluated our internal Y2K problem and are devoting sufficient resources to renovating technology systems that are not already Year 2000 compliant. The resource-intensive renovation phase (as discussed further) of our Year 2000 efforts was approximately 92% completed as of year-end 1998. We will focus primarily on completing our renovation efforts and testing and on integration of the Year 2000 programs during the remainder of 1999. In order to focus attention on the Y2K problem, management has deferred certain other technology projects; however this deferral is not expected to have a material adverse effect on our business, results of operations, or financial condition.

       The failure of our technology systems relating to a Y2K problem would likely have a material adverse effect on our business, results of operations, or financial condition. This effect could include disruption of normal business transactions, such as the processing of contractholder transactions, the valuation of contractholder liabilities and the recording and valuation of assets. The Y2K problem could also increase our exposure to risk and our need for liquidity.

       In 1995, Merrill Lynch & Co. established the Year 2000 Compliance Initiative, which is an enterprisewide effort to address the risks associated with the Y2K problem, both internal and external. The Year 2000 Compliance Initiative's efforts to address the risks associated with the Y2K problem have been organized into six segments or phases: planning, pre-renovation, renovation, production testing, certification, and integration testing.

       The planning phase involved defining the scope of the Year 2000 Compliance Initiative, including its annual budget and strategy, and determining the level of expert knowledge available within Merrill Lynch & Co. regarding particular systems or applications. The pre-renovation phase involved developing a detailed enterprisewide inventory of applications and systems, identifying the scope of necessary renovations to each application or system, and establishing a conversion schedule. During the renovation phase, source codes are actually converted, date fields are expanded or windowed (windowing is used on an exception basis only), test data is prepared, and each system or application is tested using a variety of Year 2000 scenarios. The production testing phase validates that a renovated system is functionally the same as the existing production version, that renovation has not introduced defects, and that expanded or windowed date fields continue to handle current dates properly. The certification phase validates that a system can run successfully in a Year 2000 environment. The integration testing phase, which will occur throughout 1999, validates that a system can successfully interface with both internal and external systems. Finally, as we continue to implement new systems, they are also being tested for Year 2000 readiness.

       In 1996 and 1997, as part of the planning and pre-renovation phases, both plans and funding of plans for inventory, preparation, renovation, and testing of computer systems for the Y2K problem were approved. All plans for both mission-critical and non-mission-critical systems are tracked and monitored. The work associated with the Year 2000 Compliance Initiative has been accomplished by Merrill Lynch & Co. employees, with the assistance of consultants where necessary.
                                       28

       As part of the production testing and certification phases, we have performed, and will continue to perform, both internal and external Year 2000 testing intended to address the risks from the Y2K problem. As of year-end 1998, production testing was approximately 92% completed.

       We continue to survey and communicate with third parties whose Y2K readiness is important to us. Information technology and non-information technology vendors and service providers are contacted in order to obtain their Y2K compliance plans. Based on the nature of the response and the importance of the product or service involved, we determine if additional testing is needed. The results of these efforts are maintained in a database that is accessible throughout Merrill Lynch & Co. Third parties that have been contacted include vendors and service providers; a process to access and rate their responses has been developed. This information will be used by us to manage risk resulting from the Y2K problem. Management is unable at this point to ascertain whether all significant third parties will successfully address the Y2K problem. We will continue to monitor third parties' Year 2000 readiness to determine if additional or alternative measures are necessary. In connection with information technology and non-information technology products and services, contingency plans may include selection of alternate vendors or service providers and changing business practices so that a particular system is not needed. In light of the interdependency of the parties in or serving the financial markets, however, there can be no assurance that all Y2K problems will be identified and remediated on a timely basis or that all remediation will be successful. The failure of exchanges, clearing organizations, vendors, service providers, counterparties, regulators, or others to resolve their own processing issues in a timely manner could have a material adverse effect on our business, results of operations, and financial condition.

       The primary costs associated with the Year 2000 Compliance Initiative are incurred by Merrill Lynch & Co. and are not directly allocated to the various business units. These costs include planning and oversight of the Year 2000 Compliance Initiative, as well as certain Information Systems personnel costs involved in implementation and testing. All other costs incurred by us, primarily non-Information Systems personnel costs, systems upgrades and replacement of desk-top software, have not been material to our results of operations or financial condition. However, there can be no assurance that the costs associated with remediation efforts or the possible failure of remediation efforts would not have a material adverse effect on our business, results of operations, and financial condition.

       RESULTS OF OPERATIONS

       Our gross earnings are principally derived from two sources:

              - the net earnings from investment of fixed rate life insurance and annuity contract owner deposits less interest credited to contract owners, commonly known as spread, and

              - the charges imposed on variable life insurance and variable annuity contracts

       The costs associated with acquiring contract owner deposits are amortized over the period in which we anticipate holding those funds. In addition, we incur expenses associated with the maintenance of in-force contracts.

              1998 compared to 1997

              We recorded net earnings of $4.8 million and $9.7 million for 1998 and 1997, respectively.

              Net earnings derived from interest spread decreased $3.2 million during 1998 as compared to 1997. During 1997, we determined that certain policyholder reserves exceeded amounts required resulting in reductions to those reserves. Excluding these reductions, interest spread decreased $2.2 million during 1998 as compared to 1997. The reduction in interest spread is primarily a result of our $15 million dividend payment to MLIG during the fourth quarter 1997 and the declining number of fixed rate contracts in-force.
                                       29

              Net realized investment losses were $2.0 million during 1998 as compared to net realized investment gains of $1.9 million during 1997. During 1998, we incurred $1.9 million in credit-related losses due to the book value adjustment on one fixed maturity security . During 1997, we realized a $2.0 million credit-related gain on the disposition of a single equity security investment.

              Policy charge revenue increased $2.4 million (or 19%) during the current year as compared to 1997. The increase in policy charge revenue is primarily attributable to the increase in policyholders' variable account balances. During 1998, average variable account balances increased $140 million (or 21%) as compared to 1997.

              The market value adjustment expense is attributable to our modified guaranteed annuity product. This contract provision results in a market value adjustment to the cash surrender value of those contracts that are surrendered before the expiration of their interest rate guarantee period. During 1998, the market value adjustment expense increased $0.3 million (or 144%) as compared to 1997 consistent with the increase in surrender activity resulting from the lower interest rate environment in 1998.

              Policy benefits increased $0.8 million (or 109%) during 1998 as compared to 1997 due to increased mortality for variable life insurance products.

              Reinsurance premium ceded increased $0.1 million (or 8%) to $1.7 million during 1998. This increase is attributable to the combined effect of the increasing age of policyholders and increased insurance in-force.

              Amortization of deferred policy acquisition costs increased $1.6 million to $5.8 million in 1998. Approximately $1.5 million of the increase is attributable to the retrospective adjustment of deferred policy acquisition costs as a result of revising estimated future gross profits assumptions for certain life insurance and annuity products.

              Insurance expenses and taxes increased $0.3 million (or 7%) during 1998 as compared to 1997. During the third quarter 1998, we incurred $0.3 million in expenses due to the writedown of various leasehold improvements and other expenses associated with the closure of our New York service center.

              1997 compared to 1996

              We recorded net earnings of $9.7 million and $9.2 million for 1997 and 1996, respectively.

              Net investment income and interest credited to policyholders' account balances for 1997 as compared to 1996 both declined by approximately $2 million. The reduction in net investment income is primarily attributable to the reduction in fixed rate contracts in-force and stockholder dividend payments. The decrease in interest credited to policyholders' account balances is primarily attributable to the reduction in fixed rate contracts in-force. Additionally, during 1997, certain policyholder reserves were determined to be in excess of amounts required, resulting in a $1 million reduction to interest credited.

              Net realized investment gains were $1.9 million and $2.2 million during 1997 and 1996, respectively. The decrease is primarily due to credit related losses on fixed maturity investments during 1997.

              Policy charge revenue increased $1.1 million (or 9%) during the current year as compared to 1996. The increase in policy charge revenue is primarily attributable to the increase in policyholders' variable account balances. Asset based charges increased $1.3 million (or 23%) consistent with the growth in the separate account assets. Non-asset based charges decreased $0.2 million during 1997 as compared to 1996 primarily due to an increase in the number of in-force variable life policies reaching the end of their deferred policy load collection period.
                                       30

              The decrease in policy benefits of $0.5 million during 1997 as compared to 1996 is attributable to favorable mortality experienced during the current year.

              Reinsurance premium ceded increased $0.3 million to $1.6 million during 1997. This increase is attributable to the combined effect of the increasing age of policyholders and increased insurance in-force resulting from the strong equity markets.

              Segment Information

              Our operating results are categorized into two business segments:
              Life Insurance and Annuities. Our Life Insurance segment consists of variable life insurance products and interest-sensitive life products. Our Annuity segment consists of variable annuities and interest-sensitive annuities. All other earnings represent earnings on assets that do not support contractholder liabilities. Net earnings by segment were as follows:

                          SEGMENT         1998   1997   1996
                          -------         ----   ----   ----
                   Life Insurance.......  $0.5   $2.1   $2.1
                   Annuities............  $2.6   $5.3   $4.6
                   Other................  $1.7   $2.3   $2.5

              The products that comprise the Life Insurance and Annuity segments generally possess similar economic characteristics. As such, the financial condition and results of operations of each business segment are generally consistent with our consolidated financial condition and results of operations presented herein.

              We are not dependent upon any single customer, and no single customer accounted for more than 10% of our revenues during 1998.

              Inflation

              Our operations have not been materially impacted by inflation and changing prices during the preceding three years.

REINSURANCE

We reinsure portions of our life insurance risks with other companies. In this regard, we have reinsurance agreements with a number of other insurance companies for individual life insurance. The maximum retention on any one life is approximately $500,000.

CONTRACT OWNER ACCOUNT BALANCES

We record on our books liabilities for life insurance and annuity products equal to the full accumulation value of such contracts plus a mortality provision for certain of its products, which will be sufficient to meet our contract obligations at their maturities or in the event of your death.

INVESTMENTS

Our assets must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate and certain other investments. All of our assets, except for separate account assets supporting variable products, are available to meet our obligations under the Contracts.

We make investments in accordance with investment guidelines that take into account investment quality, liquidity and diversification. Based on these guidelines, we invest our assets supporting Contract guarantees primarily in investment grade fixed income assets such as mortgage-backed securities, collateralized mortgage obligations and corporate debentures. At December 31, 1998, invested assets supporting Contract
                                       31
guarantees consisted of $201 million of fixed maturity securities, $88 million of policy loans, and $14 million of equity securities.

At December 31, 1998, our assets supporting Contract guarantees included $191 million of cash, short-term investments, investment grade publicly traded fixed maturity securities, and investment grade publicly traded preferred stock.

At December 31, 1998, approximately $76 million (approximately 38% of our general account portfolio of fixed maturity securities) was invested in securities rated BBB by Standard and Poor's (or similar rating agency). Fixed maturity securities rated BBB may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturity securities.

At December 31, 1998, approximately $9 million (4.5%) of our fixed maturity securities invested in securities considered non-investment grade. We define non-investment grade as unsecured corporate debt obligations that do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB or higher and are not guaranteed by an agency of the federal government. Non-investment grade securities are speculative and are subject to significantly greater risks related to the creditworthiness of the issuers and the liquidity of the market for such securities. We carefully select, and closely monitor, such investments.

COMPETITION

We are engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 1,800 stock, mutual and other types of insurers in the life insurance business in the United States, a number of which are substantially larger than us.

CERTAIN AGREEMENTS

       INVESTMENT MANAGEMENT AGREEMENT

       We have entered into an investment management agreement with MLAM, a subsidiary of Merrill Lynch & Co., pursuant to which MLAM provides investment management and related accounting services with respect to our investments. We pay a fee to MLAM for these services. We paid reimbursements of $157,000, $159,000, and $186,000, during the years ended December 31, 1998, 1997, and 1996, respectively, to MLAM for such services.

       MORTGAGE LOAN SERVICING AND INVESTMENT ADVISORY AGREEMENTS

       We have entered into a mortgage loan servicing agreement with Merrill Lynch & Co. Under this agreement, Merrill Lynch & Co. provides mortgage servicing and related accounting services with respect to our investments in real estate, commercial mortgage loans, and mortgage loan participations. Because we no longer have any real estate investments or mortgage loans outstanding, we paid no fees to Merrill Lynch & Co. for such services in 1998. During the years ended December 31, 1997 and 1996, we paid fees of $2,000 and $7,000, respectively.

       SERVICE AGREEMENT

       We have entered into a service agreement with MLIG pursuant to which MLIG has agreed to provide us with certain accounting, data processing, legal, actuarial, management, advertising and other services. We reimburse MLIG for expenses incurred in relation to this service agreement on an allocated cost basis. Charges billed to us by MLIG pursuant to the agreement were $4.8 million, $4.3 million, and $4.3 million during the years ended December 31, 1998, 1997, and 1996, respectively.

       GENERAL AGENCY AGREEMENT

       We have entered into a general agency agreement with MLLA pursuant to which registered representatives of MLPF&S who are also our licensed insurance agents solicit applications for
                                       32
       contracts we issue. We pay MLLA commissions for the contracts sold by such agents. We paid MLLA commissions under the general agency agreement of $3.8 million, $4.1 million, and $1.3 million during the years ended December 31, 1998, 1997, and 1996, respectively. (See "Distribution of the Contracts".)

EMPLOYEES

Under our Management Services Agreement with MLIG, however, various management services are provided by MLIG, as described above under "Service Agreement". The cost of these services is allocated to us.

Certain of our officers also perform services for our affiliates, and their salaries are allocated among such affiliates and us. (See "Directors and Executive Officers".)

PROPERTIES

Our home office is located at 100 Church Street, 11th Floor, New York. We lease this office space from MLPF&S. In addition, personnel performing services for us pursuant to our Management Services Agreement operate in MLIG office space. Merrill Lynch Insurance Group Services, Inc. ("MLIGS"), an affiliate of MLIG owns office space in Jacksonville, Florida. MLIGS also leases certain office space in Springfield, Massachusetts from Picknelly Family Limited Partnership. MLIG occupies certain office space in Plainsboro, New Jersey through Merrill Lynch & Co. We pay an allocable share of the cost of each of these premises through the service agreement with MLIG.

STATE REGULATION

We are subject to the laws of the State of New York governing insurance companies and to the regulations of the New York State Insurance Department (the "Insurance Department"). We file a detailed financial statement in the prescribed form (the "Annual Statement") with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Our books and accounts are subject to review by the Insurance Department at all times. A full examination of our operations is conducted periodically by the Insurance Department and under the auspices of the NAIC.

In addition, we are subject to regulation under the insurance laws of all jurisdictions in which we operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. We are required to file the Annual Statement with supervisory agencies in each of the jurisdictions in which we do business, and our operations and accounts are subject to examination by these agencies at regular intervals.

The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Annual Statement. It is anticipated that these standards will have no significant effect upon us. For additional information about the Risk-Based Capital adequacy monitoring system, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

In addition, many states regulate affiliated groups of insurers, such as our affiliates and us, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments
                                       33
from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred by other insurance companies which have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. For information regarding our estimated liability for future guaranty fund assessments, see Note 8 of Notes to Financial Statements.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain of our insurance products are subject to various federal securities laws and regulations. In addition, current and proposed federal measures that may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                        DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers and their positions with us are as follows:

                                                                             POSITION(S) WITH
                    NAME (AGE)                                    ML LIFE INSURANCE COMPANY OF NEW YORK
                    ----------                           --------------------------------------------------------
Anthony J. Vespa (57)..............................      Chairman of the Board, President, and Chief Executive
                                                         Officer
Joseph E. Crowne, Jr. (52).........................      Director, Senior Vice President, Chief Financial
                                                         Officer, Chief Actuary, and Treasurer
Barry G. Skolnick (47).............................      Director, Senior Vice President, General Counsel, and
                                                         Secretary
David M. Dunford (50)..............................      Director, Senior Vice President, and Chief Investment
                                                         Officer
Gail R. Farkas (47)................................      Director and Senior Vice President
Michael P. Cogswell (44)...........................      Director, Vice President, and Senior Counsel
Frederick J.C. Butler (57).........................      Director
Robert L. Israeloff (60)...........................      Director
Allen N. Jones (56)................................      Director
Cynthia L. Kahn (43)...............................      Director
Robert A. King (60)................................      Director
Stanley C. Peterson (54)...........................      Director
Irving M. Pollack (81).............................      Director
Robert J. Boucher (53).............................      Senior Vice President, Variable Life Administration

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Some directors have held various executive positions with insurance company subsidiaries of our indirect parent, Merrill Lynch & Co. From time to time during 1998, the law firm of Rogers & Wells for ML of New York performed legal services for us. Cynthia L. Kahn is a partner of this law firm.

The principal positions of our directors and executive officers for the past five years are listed below:

       Mr. Vespa joined ML Life Insurance Company of New York in February 1994. Since February 1994, he has held the position of Senior Vice President of MLPF&S.

       Mr. Crowne joined ML Life Insurance Company of New York in June 1991.
                                       34

       Mr. Skolnick joined ML Life Insurance Company of New York in November 1989. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch and First Vice President of MLPF&S.

       Mr. Dunford joined ML Life Insurance Company of New York in July 1990.

       Ms. Farkas joined ML Life Insurance Company of New York in August 1995. Prior to August 1995, she held the position of Director of Market Planning of MLPF&S.

       Mr. Cogswell has been with ML Life Insurance Company of New York since November of 1990.

       Mr. Butler joined ML Life Insurance Company of New York in April 1991.

       Mr. Israeloff joined ML Life Insurance Company of New York in April 1991. Since 1964, he has been Chairman and Executive Partner of Israeloff, Trattner & Co., CPAs, P.C., a public accounting firm.

       Mr. Jones joined ML Life Insurance Company of New York in June 1996. Since May 1992, he has been Senior Vice President of MLPF&S. From June 1992 to May 1995, he served as a director of ML Life Insurance Company of New York.

       Ms. Kahn joined ML Life Insurance Company of New York in November 1993. She is a partner at the law firm of Rogers & Wells. She has been associated with Rogers & Wells since 1984.

       Mr. King joined ML Life Insurance Company of New York in April 1991. In May 1996, he retired from the position of Vice President for Finance at Marymount College, Tarrytown, New York, which he had held since February 1991.

       Mr. Peterson joined ML Life Insurance Company of New York in December 1997. Since November 1997, he has been National Sales Director for MLLA. Prior to November 1997, he held various positions with MLLA.

       Mr. Pollack joined ML Life Insurance Company of New York in April 1991. In 1980, he retired from the Securities and Exchange Commission after thirty years of service, and having served as an SEC Commissioner from 1974 to 1980. Since 1980, he has practiced law and been a private consultant in the securities and capital markets fields.

       Mr. Boucher joined ML Life Insurance Company of New York in May 1992.

       None of our shares are owned by any of our directors or executive officers, as we are a wholly owned subsidiary of MLIG. Our directors and executive officers, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch & Co.

                             EXECUTIVE COMPENSATION

Certain of our executive officers and directors also perform services for our affiliates, and the salaries of all such individuals are allocated among us and such affiliates.

                   COMPENSATION TABLES AND OTHER INFORMATION

The following tables set forth information with respect to our Chief Executive Officer. Annual salary and bonus for the next four most highly compensated executive officers did not exceed $100,000 for the fiscal year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                        COMPENSATION
                                                                         AWARDS (1)
                                                                   -----------------------
                                                                   RESTRICTED
                                        ANNUAL COMPENSATION          STOCK      SECURITIES    ALL OTHER
NAME AND                             --------------------------     AWARDS      UNDERLYING     COMPEN-
PRINCIPAL POSITION                   YEAR    SALARY    BONUS(1)    (2)(3)(4)     OPTIONS      SATION(5)
-----------------------------------  ----    ------    --------    ---------    ----------    ---------
Anthony J. Vespa                     1998    $9,500    $47,250      $10,482       1,238        $1,035
Chairman of the Board,               1997     9,280     46,154       11,966         696         1,686
President and Chief                  1996     7,235     29,988        8,263         404         1,019
Executive Officer

---------------
(1) Awards were made in January or February of the succeeding fiscal year for performance in the year indicated.

(2) All awards have been valued for this table using closing prices of Common Stock of Merrill Lynch & Co. on the Consolidated Transaction Reporting System on the grant dates of such awards. The closing price on February 1, 1999, the effective date of the grants for performance in 1998, was $73.75. All Restricted Shares and Restricted Units vest three years following grant and all Restricted Shares and those Restricted Units granted in 1999 may not be transferred for an additional two years after vesting. Restricted Shares are shares of Merrill Lynch & Co. Common Stock that convey to the holder all the rights of a stockholder except that they are restricted from being sold, transferred, or assigned for a period of time after they are granted. Restricted Units are similar to Restricted Shares but do not convey voting rights. Awards in 1999 consisted of Restricted Units, payable in cash or shares of Common Stock at the end of five years. Prior to 1999, awards were split equally between Restricted Shares and Restricted Units payable in cash at the end of a three-year vesting period.

(3) During the applicable vesting and/or restricted periods, dividends are paid on Restricted Shares and dividend equivalents are paid on Restricted Units. Such dividends and dividend equivalents are equal in amount to the dividends paid on shares of Merrill Lynch & Co. Common Stock.

(4) The number and value of Restricted Shares and Restricted Units held by the Chief Executive Officer named in the table as of December 25, 1998 is as follows: Mr. Vespa (282 shares and 282 units--$40,547). These amounts do not include Restricted Shares and Restricted Units awarded in 1999 for performance in fiscal year 1998.

(5) Amounts shown for 1998 consist of the following: (i) contributions we made in 1998 to account of employee under the Merrill Lynch 401(k) Savings and Investment Plan (including, where applicable, cash payments made because of limitations imposed by the Internal Revenue Code)--Mr. Vespa ($75); and (ii) allocations we made in 1998 to account of employee under the defined contribution retirement program--Mr. Vespa ($960).

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                   NUMBER OF      % OF TOTAL
                                   SECURITIES      OPTIONS                                       GRANT
                                   UNDERLYING     GRANTED TO       EXERCISE                       DATE
                        FISCAL      OPTIONS      EMPLOYEES IN        PRICE        EXPIRATION    PRESENT
         NAME           YEAR(1)     GRANTED      FISCAL YEAR     ($ PER SHARE)     DATE(2)      VALUE(3)
         ----           -------    ----------    ------------    -------------    ----------    --------
Anthony J. Vespa         1998        1,238           .004%         $72.34375      1/25/2009     $31,124

---------------
(1) Includes awards made in January 1999 for performance in 1998. Awards made in January 1998 for performance in 1997 are excluded, which awards were reflected in our prospectus for the Contracts dated May 1, 1998.

(2) Awards made in January 1999 included two different classes of Stock Option grants that are the same in all respects with the exception of when the Stock Options are exercisable. The first class of Stock Option grants are exercisable as follows: 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years. The number of securities underlying options granted for this class of Stock Option grants awarded to the Chief Executive Officer named in the table is as follows: Mr. Vespa (569).

    The second class of Stock Option grants become 100% exercisable on January 25, 2008, but may become exerciseable earlier in whole or in part, as of any anniversary date of the award at a rate of 1% for each full increment of $20 million of cumulative Economic Profit (net earnings available to common stockholders ("Net Earnings") in excess of Net Earnings required to produce a 15% return on equity) earned by Merrill Lynch & Co. in a fiscal year beginning in 1999. The Stock Options expire on the tenth anniversary of the award date. The number of securities underlying options granted for this class of Stock Option grants awarded to the Chief Executive Officer named in the table is as follows: Mr. Vespa (669).

(3) Valued using a modified Black-Scholes option pricing model. The exercise price of each Stock Option ($72.34375) is equal to the average of the high and low prices on the Consolidated Transaction Reporting System of a share of Merrill Lynch & Co. Common Stock on January 25, 1999, the date of grant. The assumptions used for the variables in the model were: 35.49% volatility (which is the volatility of the Merrill Lynch & Co. Common Stock for the 120 months preceding grant); a 5.05% risk-free rate of return (which is the yield as of the date of grant on a U.S. Treasury Strip (zero-coupon bond) maturing in February 2009, as quoted in The Wall Street Journal); a 1.33% dividend yield (which was the dividend yield on the date of grant); and a 10-year option term (which is the term of the option when granted). A discount of 25% was applied to the option value yielded by the model to reflect the non-marketability of employee stock options. The actual gain that executives will realize on their Stock Options will depend on the future price of the Merrill Lynch & Co. Common Stock and cannot be accurately forecast by application of an option pricing model.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS                IN-THE-MONEY OPTIONS
                                   SHARES                     AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                                 ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                              EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -----------   --------   -----------   -------------   -----------   -------------
Anthony J. Vespa                      0           $0         1,116          2,014         $53,879        $58,992

---------------
(1) This valuation represents the difference between $71.81250, the closing price on December 24, 1998 on the Consolidated Transaction Reporting System of a share of Merrill Lynch & Co. Common Stock, and the exercise price of these Stock Options.

(2) This valuation represents the difference between the average of the high and low price on the Consolidated Transaction Reporting System on the date of exercise of a share of Merrill Lynch & Co. Common Stock, and the exercise prices of the Stock Options exercised.
                                       37

Directors who also serve as officers receive no compensation in addition to their compensation as officers. We compensate each director who is not also an officer with a fee of $4,000 annually plus $500 per meeting attended. In addition, we reimburse reasonable travel expenses of directors related to their service as directors. We paid fees of $7,000 to Mr. Butler, $7,000 to Mr. Israeloff, $11,000 to Ms. Kahn, $11,000 to Mr. King, and $7,000 to Mr. Pollack, each a director who was not an officer, for services rendered to us in 1998.

                               LEGAL PROCEEDINGS

We are not aware of any material pending litigation against us or involving our property. We are also not aware of any legal proceedings contemplated by any governmental authorities against us.

                                 LEGAL MATTERS

Barry G. Skolnick, our Senior Vice President and General Counsel, has approved our organization, our authority to issue the Contracts, and the validity of the Contract form. Sutherland Asbill & Brennan LLP of Washington, D.C., provided advice on certain matters relating to federal securities laws.

                                    EXPERTS

Deloitte & Touche LLP, independent auditors, audited our financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus, as stated in their report. We have included our financial statements in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two World Financial Center, New York, New York 10281-1433.

                             REGISTRATION STATEMENT

We have filed registration statements with the Securities and Exchange Commission under the Securities Act of 1933 that relate to the Contract. This prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. You can obtain the omitted information from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

INDEPENDENT AUDITORS' REPORT



The Board of Directors of
ML Life Insurance Company of New York:

We have audited the accompanying balance sheets of ML Life Insurance Company of New York (the "Company"), a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc., as of December 31, 1998 and 1997, and the related statements of earnings, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.








February 22, 1999

ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 1998 AND 1997
(Dollars in Thousands)

ASSETS                                                                    1998                  1997
--------                                                             -------------         -------------
INVESTMENTS:
 Fixed maturity securities, at estimated fair value
   (amortized cost: 1998 - $197,588; 1997 - $250,695)                $    200,681          $    255,958
 Equity securities, at estimated fair value
   (cost: 1998 - $14,684; 1997 - $5,830)                                   13,718                 5,029
 Policy loans on insurance contracts                                       88,083                88,163
                                                                     -------------         -------------
   Total Investments                                                      302,482               349,150



CASH AND CASH EQUIVALENTS                                                  18,707                10,063
ACCRUED INVESTMENT INCOME                                                   4,968                 5,416
DEFERRED POLICY ACQUISITION COSTS                                          29,742                30,406
REINSURANCE RECEIVABLES                                                       652                   429
OTHER ASSETS                                                                4,261                 3,405
SEPARATE ACCOUNTS ASSETS                                                  887,170               739,712
                                                                     -------------         -------------
TOTAL ASSETS                                                         $  1,247,982          $  1,138,581
                                                                     =============         =============







See notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
                                                                         1998                   1997
                                                                     -------------         -------------
LIABILITIES:
 POLICY LIABILITIES AND ACCRUALS:
   Policyholders' account balances                                   $    269,246          $    307,333
   Claims and claims settlement expenses                                    2,986                 2,007
                                                                     -------------         -------------
          Total policy liabilities and accruals                           272,232               309,340

 OTHER POLICYHOLDER FUNDS                                                   1,783                 1,941
 FEDERAL INCOME TAXES - DEFERRED                                              119                 1,905
 FEDERAL INCOME TAXES - CURRENT                                             1,347                 2,255
 AFFILIATED PAYABLES - NET                                                  1,253                 3,492
 OTHER LIABILITIES                                                          2,124                 2,155
 SEPARATE ACCOUNTS LIABILITIES                                            887,170               739,712
                                                                     -------------         -------------
          Total Liabilities                                             1,166,028             1,060,800
                                                                     -------------         -------------
STOCKHOLDER'S EQUITY:
 Common stock, $10 par value - 220,000 shares
   authorized, issued and outstanding                                       2,200                 2,200
 Additional paid-in capital                                                66,259                66,259
 Retained earnings                                                         14,462                 9,692
 Accumulated other comprehensive loss                                        (967)                 (370)
                                                                     -------------         -------------
          Total Stockholder's Equity                                       81,954                77,781
                                                                     -------------         -------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $  1,247,982          $  1,138,581
                                                                     =============         =============

ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(Dollars in Thousands)


                                                                         1998                  1997                  1996
                                                                     -------------         -------------         -------------
REVENUES:
 Investment revenue:
   Net investment income                                             $     21,549          $     25,465          $     27,520
   Net realized investment gains (losses)                                  (1,998)                1,947                 2,169
 Policy charge revenue                                                     15,484                13,064                11,959
                                                                     -------------         -------------         -------------
        Total Revenues                                                     35,035                40,476                41,648
                                                                     -------------         -------------         -------------
BENEFITS AND EXPENSES:
 Interest credited to policyholders' account balances                      13,832                14,532                16,586
 Market value adjustment expense                                              567                   232                   301
 Policy benefits (net of reinsurance recoveries: 1998 - $1,191
   1997 - $690; 1996 - $1,584)                                              1,630                   781                 1,311
 Reinsurance premium ceded                                                  1,705                 1,584                 1,262
 Amortization of deferred policy acquisition costs                          5,759                 4,119                 3,784
 Insurance expenses and taxes                                               4,900                 4,563                 4,595
                                                                     -------------         -------------         -------------
        Total Benefits and Expenses                                        28,393                25,811                27,839
                                                                     -------------         -------------         -------------

        Earnings Before Federal Income Tax Provision                        6,642                14,665                13,809

FEDERAL INCOME TAX PROVISION (BENEFIT):
 Current                                                                    3,337                 2,905                   102
 Deferred                                                                  (1,465)                2,068                 4,488
                                                                     -------------         -------------         -------------
        Total Federal Income Tax Provision                                  1,872                 4,973                 4,590
                                                                     -------------         -------------         -------------
NET EARNINGS                                                         $      4,770          $      9,692          $      9,219
                                                                     =============         =============         =============







See notes to financial statements.

ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(Dollars in Thousands)


                                                                          1998                 1997                 1996
                                                                     -------------         ------------         -------------
NET EARNINGS                                                         $      4,770          $     9,692          $      9,219
                                                                     -------------         ------------         -------------
OTHER COMPREHENSIVE LOSS, NET OF TAX:

 Net unrealized gains (losses) on investment securities:
   Net unrealized holding losses arising during the period                 (4,329)                (413)               (4,206)
   Reclassification adjustment for (gains) losses included
     in net earnings                                                        1,994               (1,771)               (1,858)
                                                                     -------------         ------------         -------------
    Net unrealized losses on investment securities                         (2,335)              (2,184)               (6,064)

    Adjustments for:
              Policyholder liabilities                                      1,417                  (70)                5,380

 Income tax benefit related to items of
   other comprehensive loss                                                   321                  789                   240
                                                                     -------------         ------------         -------------
 Other comprehensive loss, net of tax                                        (597)              (1,465)                 (444)
                                                                     -------------         ------------         -------------
COMPREHENSIVE INCOME                                                 $      4,173          $     8,227          $      8,775
                                                                     =============         ============         =============







See notes to financial statements.

ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(Dollars in Thousands)

                                                                                                    Accumulated
                                                                 Additional                            other             Total
                                                 Common           paid-in          Retained        comprehensive      Stockholder's
                                                 stock            Capital          earnings        income (loss)         equity
                                              -----------       -----------       -----------      -------------      -------------
BALANCE, JANUARY 1, 1996                      $    2,200        $   83,006        $   24,034       $     1,539        $   110,779

 Dividend to Parent                                                (10,966)          (24,034)                             (35,000)
 Net earnings                                                                          9,219                                9,219
 Other comprehensive loss, net of tax                                                                     (444)              (444)
                                              -----------       -----------      ------------      ------------       ------------
BALANCE, DECEMBER 31, 1996                         2,200            72,040             9,219             1,095             84,554

 Dividend to Parent                                                 (5,781)           (9,219)                             (15,000)
 Net earnings                                                                          9,692                                9,692
 Other comprehensive loss, net of tax                                                                   (1,465)            (1,465)
                                              -----------      ------------      ------------      ------------       ------------
BALANCE, DECEMBER 31, 1997                         2,200            66,259             9,692              (370)            77,781

 Net earnings                                                                          4,770                                4,770
 Other comprehensive loss, net of tax                                                                     (597)              (597)
                                              -----------      ------------      ------------      ------------       ------------
BALANCE, DECEMBER 31, 1998                    $    2,200       $    66,259       $    14,462       $      (967)       $    81,954
                                              ===========      ============      ============      ============       ============







See notes to financial statements.

ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(Dollars in Thousands)


                                                                         1998                 1997                 1996
                                                                     ------------         ------------         ------------
OPERATING ACTIVITIES:
  Net earnings                                                       $     4,770          $     9,692          $     9,219
   Adjustments to reconcile net earnings to net cash and
    cash equivalents provided (used) by operating activities:
   Amortization of deferred policy acquisition costs                       5,759                4,119                3,784
   Capitalization of policy acquisition costs                             (5,095)              (5,253)              (2,134)
   Amortization (accretion) of investments                                  (262)                (239)                   1
   Net realized investment (gains) losses                                  1,998               (1,947)              (2,169)
   Interest credited to policyholders' account balances                   13,832               14,532               16,586
   Provision (benefit) for deferred Federal income tax                    (1,465)               2,068                4,488
   Changes in operating assets and liabilities:
     Accrued investment income                                               448                  536                  651
     Claims and claims settlement expenses                                   979                 (565)                (329)
     Federal income taxes - current                                         (908)                 156                1,914
     Other policyholder funds                                               (158)                 781                  421
     Affiliated payables - net                                            (2,239)              (1,534)                 964
   Policy loans on insurance contracts                                        80               (2,615)              (3,475)
   Other, net                                                             (1,110)               2,306               (3,951)
                                                                     ------------         ------------         ------------
   Net cash and cash equivalents provided by operating activites          16,629               22,037               25,970
                                                                     ------------         ------------         ------------
INVESTING ACTIVITIES:
   Sales of available-for-sale securities                                102,967               88,882              155,645
   Maturities of available-for-sale securities                            59,161               51,060               34,455
   Purchases of available-for-sale securities                           (119,611)            (120,965)            (162,828)
   Mortgage loans principal payments received                                  -                2,057                1,975
                                                                     ------------         ------------         ------------
   Net cash and cash equivalents provided by investing activities         42,517               21,034               29,247
                                                                     ------------         ------------         ------------







See notes to financial statements.
(Continued)

ML LIFE INSURANCE COMPANY OF NEW YORK
(a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(Continued) (Dollars In Thousands)

                                                                         1998                  1997                  1996
                                                                     -------------         -------------         -------------
FINANCING ACTIVITIES:
   Dividends paid to parent                                          $          -          $    (15,000)         $    (35,000)
   Policyholders' account balances:
    Deposits                                                               94,226               106,983                32,158
    Withdrawals (including transfers to/from Separate Accounts)          (144,728)             (132,819)              (61,934)
                                                                     -------------         -------------         -------------
    Net cash and cash equivalents used by financing activites             (50,502)              (40,836)              (64,776)
                                                                     -------------         -------------         -------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        8,644                 2,235                (9,559)

CASH AND CASH EQUIVALENTS:
 Beginning of year                                                         10,063                 7,828                17,387
                                                                     -------------         -------------         -------------
 End of year                                                         $     18,707          $     10,063          $      7,828
                                                                     =============         =============         =============
Supplementary Disclosure of Cash Flow Information:
 Cash paid to (received from) affiliates for:
   Federal income taxes                                              $      4,245          $      2,749          $     (1,812)
   Interest                                                                   148                   494                   440







See notes to financial statements.

ML LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of Merrill Lynch Insurance Group,Inc.)

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business: ML Life Insurance Company of New York (the "Company") is a wholly-owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co.").

 The Company sells non-participating life insurance and annuity products primarily variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The Company is licensed to sell insurance in nine states; however, it currently limits its marketing activities to the State of New York. The Company markets its products solely through the retail network of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a wholly-owned broker-dealer subsidiary of Merrill Lynch & Co.

 Basis of Reporting: The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates that affect the reported amounts and disclosure of contingencies in the financial statements. Actual results could differ from those estimates.

 For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and on deposit and short-term investments with original maturities of three months or less.

 Revenue Recognition: Revenues for the Company's interest-sensitive life, interest-sensitive annuity, variable life and variable annuity products consist of policy charges for the mortality risk and cost of insurance, deferred sales charges, policy administration charges and/or withdrawal charges assessed against policyholders' account balances during the period.

 Investments: The Company's investments in fixed maturity and equity securities are classified as available-for-sale and are carried at estimated fair value with unrealized gains and losses included in stockholder's equity as a component of accumulated other comprehensive loss, net of tax. If a decline in value of a security is determined by management to be other-than-temporary, the carrying value is adjusted to the estimated fair value at the date of this determination and recorded as net realized investment gains (losses).

 For fixed maturity securities, premiums are amortized to the earlier of the call or maturity date, discounts are accreted to the maturity date, and interest income is accrued daily. For equity securities, dividends are recognized on the ex-dividend date. Realized gains and losses on the sale or maturity of the investments are determined on the basis of specific identification.

 Certain fixed maturity securities are considered non-investment grade. The Company defines non-investment grade fixed maturity securities as unsecured debt obligations that do not have a rating equivalent to Standard and Poor's (or similar rating agency)
 BBB- or higher.

 All outstanding mortgage loans were repaid during 1997. The Company recognized income from mortgage loans based on the cash payment interest rate of the loan, which may have been different from the accrual interest rate of the loan for certain mortgage loans. The Company recognized a realized gain at the date of the satisfaction of the loan at contractual terms for loans where there was a difference between the cash payment interest rate and the accrual interest rate. For all loans, the Company stopped accruing income when an interest payment default either occurred or was probable. Impairments of mortgage loans were established as valuation allowances and recorded to net realized investment gains or losses.

 Policy loans on insurance contracts are stated at unpaid principal balances.

 Deferred Policy Acquisition Costs: Policy acquisition costs for life and annuity contracts are deferred and amortized based on the estimated future gross profits for each group of contracts. These future gross profit estimates are subject to periodic evaluation by the Company, with necessary revisions applied against amortization to date. It is reasonably possible that estimates of future gross profits could be reduced in the future, resulting in a material reduction in the carrying amount of deferred policy acquisition costs.

 Policy acquisition costs are principally commissions and a portion of certain other expenses relating to policy acquisition, underwriting and issuance that are primarily related to and vary with the production of new business. Certain costs and expenses reported in the statements of earnings are net of amounts deferred. Policy acquisition costs can also arise from the acquisition or reinsurance of existing in-force policies from other insurers. These costs include ceding commissions and professional fees related to the reinsurance assumed. The deferred costs are amortized in proportion to the estimated future gross profits over the anticipated life of the acquired insurance contracts utilizing an interest methodology.

 The Company has entered into an assumption reinsurance agreement with an unaffiliated insurer. The acquisition costs relating to this agreement are being amortized over a twenty-year period using an effective interest rate of 7.5%. This reinsurance agreement provides for payment of contingent ceding commissions based upon the persistency and mortality experience of the insurance contracts assumed. Any payments made for the contingent ceding commissions will be capitalized and amortized using an identical methodology as that used for the initial acquisition costs. The following is a reconciliation of the acquisition costs related to the reinsurance agreement for the years ended December 31:

                                     1998             1997             1996
                                 ------------     ------------     ------------
Beginning balance                $    16,550      $    17,151      $    17,654
Capitalized amounts                      691              577              577
Interest accrued                       1,241            1,651            1,566
Amortization                          (5,698)          (2,829)          (2,646)
                                 ------------     ------------     ------------
Ending balance                   $    12,784      $    16,550      $    17,151
                                 ============     ============     ============

 The following table presents the expected amortization, net of interest accrued, of these deferred acquisition costs over the next five years. The amortization may be adjusted based on periodic evaluation of the expected gross profits on the reinsured policies.

                        1999  $905
                        2000  $785
                        2001  $747
                        2002  $712
                        2003  $700


 Separate Accounts: Separate Accounts are established in conformity with New York State Insurance Law, the Company's domiciliary state, and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets may be subject to general claims of the Company only to the extent the value of such assets exceeds Separate Accounts liabilities.

 Net investment income and net realized and unrealized gains
 (losses) attributable to Separate Accounts assets accrue directly to the policyholder and are not reported as revenue in the Company's Statement of Earnings.

 Assets and liabilities of Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of policyholders, are shown as separate captions in the balance sheets.

 Policyholders' Account Balances: Liabilities for the Company's universal life type contracts, including its life insurance and annuity products, are equal to the full accumulation value of such contracts as of the valuation date plus deficiency reserves for certain products. Interest-crediting rates for the Company's fixed-rate products are as follows:

 Interest-sensitive life products        4.00% -  5.00%
 Interest-sensitive deferred annuities   3.70% -  8.23%
 Immediate annuities                     3.00% - 10.00%

 These rates may be changed at the option of the Company, subject to minimum guarantees, after initial guaranteed rates expire.

 Claims and Claims Settlement Expenses: For life insurance products, the liability equals the death benefit for claims that have been reported to the Company and an estimate based
 upon prior experience for unreported claims.   For annuity
 products, the liability equals the guaranteed minimum death benefit reserve.

 Income Taxes: The results of operations of the Company are included in the consolidated Federal income tax return of Merrill Lynch & Co. The Company has entered into a tax-sharing agreement with Merrill Lynch & Co. whereby the Company will calculate its current tax provision based on its operations. Under the agreement, the Company periodically remits to Merrill Lynch & Co. its current federal tax liability.

 The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Insurance companies are generally subject to taxes on premiums and in substantially all states are exempt from state income taxes.

 Accounting Pronouncements: During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This pronouncement requires a Company to present disaggregated information based on the internal segments used in managing its business. Adoption did not impact the Company's financial position or results of operations, but it did affect the presentation of the Company's disclosures (See note 9).

 In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities". This pronouncement will be effective for annual periods beginning after June 15, 1999. Adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 2.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

 Financial instruments are carried at fair value or amounts that approximate fair value. The carrying value of financial instruments as of December 31 were:

                                                  1998            1997
                                              ------------    ------------
  Assets:
   Fixed maturity securities (1)              $   200,681     $   255,958
   Equity securities (1)                           13,718           5,029
   Policy loans on insurance contracts (2)         88,083          88,163
   Cash and cash equivalents (3)                   18,707          10,063
   Separate Accounts assets (4)                   887,170         739,712
                                              ------------    ------------
  Total financial instruments                 $ 1,208,359     $ 1,098,925
                                              ============    ============

 (1) For publicly traded securities, the estimated fair value is determined using quoted market prices. For securities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow model, including provision for credit risk, based upon the assumption that such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December 31, 1998 and 1997, securities without a readily ascertainable market value, having an amortized cost of $33,427 and $47,064, had an estimated fair value of $33,879 and $48,188, respectively.

 (2) The Company estimates the fair value of policy loans as equal to the book value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts, and the spread between the policy loan interest rate and the interest rate credited to the account value held as collateral is fixed.

 (3) The estimated fair value of cash and cash equivalents approximates the carrying value.

 (4) Assets held in Separate Accounts are carried at quoted market values.

NOTE 3:   INVESTMENTS

 The amortized cost and estimated fair value of investments in fixed maturity and equity securities as of December 31 were:

                                                                            1998
                                              ------------------------------------------------------------------
                                                 Cost /             Gross            Gross           Estimated
                                               Amortized          Unrealized       Unrealized          Fair
                                                 Cost               Gains            Losses            Value
                                              ------------      ------------      ------------      ------------
  Fixed maturity securities:
   Corporate debt securities                  $   159,421       $     3,404       $     1,224       $   161,601
   Mortgage-backed securities                      13,258               443                54            13,646
   U.S. government and agencies                    22,912               869                48            23,734
   Foreign governments                              1,997                 -               297             1,700
                                              ------------      ------------      ------------      ------------
     Total fixed maturity securities          $   197,588       $     4,716       $     1,623       $   200,681
                                              ============      ============      ============      ============
  Equity securities:
   Non-redeemable preferred stocks            $    13,361       $        58       $       257       $    13,162
   Common stocks                                    1,323                 -               767               556
                                              ------------      ------------      ------------      ------------
     Total equity securities                  $    14,684       $        58       $     1,024       $    13,718
                                              ============      ============      ============      ============

                                                                            1997
                                              ------------------------------------------------------------------
                                                 Cost /            Gross             Gross           Estimated
                                                Amortized        Unrealized        Unrealized          Fair
                                                  Cost             Gains             Losses            Value
                                              ------------      ------------      ------------      ------------
  Fixed maturity securities:
   Corporate debt securities                  $   198,266       $     4,595       $       777       $   202,084
   Mortgage-backed securities                      34,726             1,135                 5            35,856
   U.S. government and agencies                    13,593               268                11            13,850
   Municipals                                       2,090                90                 -             2,180
   Foreign governments                              2,020                 -                32             1,988
                                              ------------      ------------      ------------      ------------
     Total fixed maturity securities          $   250,695       $     6,088       $       825       $   255,958
                                              ============      ============      ============      ============
  Equity securities:
   Non-redeemable preferred stocks            $     4,507       $         -       $        34       $     4,473
   Common stocks                                    1,323                 -               767               556
                                              ------------      ------------      ------------      ------------
     Total equity securities                  $     5,830       $         -       $       801       $     5,029
                                              ============      ============      ============      ============

 The amortized cost and estimated fair value of fixed maturity securities at December 31, 1998 by contractual maturity were:

                                                                Estimated
                                               Amortized          Fair
                                                  Cost            Value
                                              -----------      -----------
  Fixed maturity securities:
   Due in one year or less                    $   30,410       $   29,997
   Due after one year through five years          79,961           81,584
   Due after five years through ten years         47,930           48,689
   Due after ten years                            26,029           26,765
                                              -----------      -----------
                                                 184,330          187,035
   Mortgage-backed securities                     13,258           13,646
                                              -----------      -----------
   Total fixed maturity securities            $  197,588       $  200,681
                                              ===========      ===========

 Fixed maturity securities not due at a single maturity date have been included in the preceding table in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penelties.

 The amortized cost and estimated fair value of fixed maturity securities at December 31, 1998 by rating agency equivalent were:

                                                                Estimated
                                              Amortized           Fair
                                                 Cost             Value
                                              -----------      -----------

  AAA                                         $   53,959       $   55,431
  AA                                               5,484            5,515
  A                                               53,720           54,593
  BBB                                             74,577           76,069
  Non-investment grade                             9,848            9,073
                                              -----------      -----------
   Total fixed maturity securities            $  197,588       $  200,681
                                              ===========      ===========

 The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in conjunction with investments classified as available-for-sale. The Company adjusts those assets and liabilities as if the unrealized investment gains or losses from available-for-sale investments had actually been realized, with corresponding credits or charges reported in stockholder's equity as a component of accumulated other comprehensive loss, net of taxes. The following reconciles net unrealized investment gains (losses) on available-for-sale investments as of December 31:

                                                         1998          1997
                                                     -----------   -----------
  Assets:
   Fixed maturity securities                         $    3,093    $    5,263
   Equity securities                                       (966)         (801)
                                                     -----------   -----------
                                                          2,127         4,462
                                                     -----------   -----------
  Liabilities:
   Policyholders' account balances                        3,615         5,032
   Federal income taxes - deferred                         (521)         (200)
                                                     -----------   -----------
                                                          3,094         4,832
                                                     -----------   -----------
  Stockholder's equity:
   Accumulated other comprehensive loss              $     (967)   $     (370)
                                                     ===========   ===========

 Proceeds and gross realized investment gains and losses from the sale of available-for-sale securities for the years ended
 December 31 were:

                                          1998           1997          1996
                                       -----------   -----------   -----------
  Proceeds                             $  102,967    $   88,882    $  155,645
  Gross realized investment gains           2,096         4,077         2,677
  Gross realized investment losses          4,094         2,130           508


 The company owned investment securities of $1,104 and $1,076 that were deposited with insurance regulatory authorities at December 31, 1998 and 1997, respectively.

 Net investment income arose from the following sources for the years ended December 31:

                                               1998        1997         1996
                                           -----------  -----------  -----------

  Fixed maturity securities                $   16,244   $   19,815   $   22,153
  Equity securities                               734          761          183
  Mortgage loans                                    -           81          388
  Policy loans on insurance contracts           4,316        4,333        4,133
  Cash and cash equivalents                       761        1,293        1,559
  Other                                            29           65            -
                                           -----------  -----------  -----------
  Gross investment income                      22,084       26,348       28,416
  Less investment expenses                       (535)        (883)        (896)
                                           -----------  -----------  -----------
  Net investment income                    $   21,549   $   25,465   $   27,520
                                           ===========  ===========  ===========

 Net realized investment gains (losses), including changes in valuation allowances, for the years ended December 31:

                                               1998         1997         1996
                                           -----------  -----------  -----------
  Fixed maturity securities                $   (1,944)  $   (1,268)  $      657
  Equity securities                               (54)       3,215        1,512
                                           -----------  -----------  -----------
  Net realized investment gains (losses)   $   (1,998)  $    1,947   $    2,169
                                           ===========  ===========  ===========

NOTE 4:   FEDERAL INCOME TAXES

 The following is a reconciliation of the provision for income taxes based on earnings before federal income taxes, computed using the Federal statutory tax rate, with the provision for income taxes for the years ended December 31:

                                               1998         1997        1996
                                           -----------  -----------  -----------
  Provision for income taxes computed at
   Federal statutory rate                  $    2,325   $    5,133   $    4,833
  State corporate income taxes                      -            -          (10)
  Decrease in income taxes resulting from:
     Dividend received deduction                 (300)        (160)        (235)
     Foreign tax credit                          (153)           -            -
     Other                                          -            -            2
                                           -----------  -----------  -----------
       Federal income tax provision        $    1,872   $    4,973   $    4,590
                                           ===========  ===========  ===========

 The Federal statutory rate for each of the three years in the period ended December 31, 1998 was 35%.

 The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                                         1998              1997              1996
                                                      -----------       -----------       -----------
  Deferred policy acquisition costs                   $     (158)       $      315        $     (259)
   Policyholders' account balances                          (659)             (140)            4,053
   Liability for guaranty fund assessments                     -               (50)               50
   Investment adjustments                                   (629)            1,943               642
   Other                                                     (19)                -                 2
                                                      -----------       -----------       -----------
  Deferred Federal income tax provision (benefit)     $   (1,465)       $    2,068        $    4,488
                                                      ===========       ===========       ===========

 Deferred tax assets and liabilities as of December 31 are determined as follows:

                                                 1998             1997
                                             -----------      -----------
  Deferred tax assets:
   Policyholders' account balances           $    5,023       $    4,364
   Investment adjustments                           625               (4)
   Net unrealized investment loss                   521              200
   Other                                             19                -
                                             -----------      -----------
      Total deferred tax assets                   6,188            4,560
                                             -----------      -----------

  Deferred tax liabilities:
   Deferred policy acquisition costs              6,307            6,465
                                             -----------      -----------
      Net deferred tax liability             $      119       $    1,905
                                             ===========      ===========

 The Company anticipates that all deferred tax assets will be realized, therefore no valuation allowance has been provided.

NOTE 5:   REINSURANCE

 In the normal course of business, the Company seeks to limit its exposure to loss on any single insured life and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under indemnity reinsurance agreements, primarily excess coverage and coinsurance agreements. The maximum amount of mortality risk retained by the Company is approximately $500 on a single life.

 Indemnity reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers so as to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and funds withheld totaling $154 that can be drawn upon for delinquent reinsurance recoverables.

 As of December 31, 1998, the Company had the following life insurance in-force:

                                                                                                              Percentage
                                                       Ceded to           Assumed                             of amount
                                      Gross              other           from other          Net              assumed to
                                      amount           companies         companies          amount               net
                                    -----------       -----------       -----------       -----------        -----------
    Life insurance
        in force                    $   900,964       $   159,582       $ 1,116,951       $ 1,858,333               60%

NOTE 6:  RELATED PARTY TRANSACTIONS

 The Company and MLIG are parties to a service agreement whereby MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to the Company. Expenses incurred by MLIG, in relation to this service agreement, are reimbursed by the Company on an allocated cost basis. Charges billed to the Company by MLIG pursuant to the agreement were $4,767, $4,305 and $4,258 for 1998, 1997 and 1996 respectively. The Company is allocated interest expense on its accounts payable to MLIG that approximates the daily Federal funds rate. Total intercompany interest paid was $69, $64 and $74 for 1998, 1997 and 1996, respectively.

 The Company and Merrill Lynch Asset Management, LP ("MLAM") are parties to a service agreement whereby MLAM has agreed to provide certain invested asset management services to the Company. The Company pays a fee to MLAM for these services through the MLIG service agreement. Charges attributable to this agreement and allocated to the Company by MLIG were $157, $159 and $186 for 1998, 1997 and 1996, respectively.

 The Company has a general agency agreement with Merrill Lynch Life Agency Inc. ("MLLA") whereby registered representatives of MLPF&S, who are the Company's licensed insurance agents, solicit applications for contracts to be issued by the Company. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA were $3,798, $4,130 and $1,334 for 1998, 1997 and 1996, respectively. Substantially all of these commissions were capitalized as deferred policy acquisitions costs and are being amortized in accordance with the policy discussed in Note 1.

 In connection with the acquisition of a block of variable life insurance business from Monarch Life Insurance Company ("Monarch Life"), the Company borrowed funds from Merrill Lynch & Co. to partially finance the transaction. As of December 31, 1998 and 1997, the outstanding loan balance was $434 and $1,156, respectively. Repayments made on this loan during 1998 and 1997 were $722 and $1,919, respectively. There were no repayments made during 1996. Loan interest was calculated at LIBOR plus 150 basis points. Intercompany interest paid during 1998, 1997 and 1996 was $79, $359 and $366, respectively.

 Affiliated agreements generally contain reciprocal indemnity provisions pertaining to each party's representations and contractual obligations thereunder.

NOTE 7:   STOCKHOLDER'S EQUITY AND STATUTORY REGULATIONS

 Notice of intention to declare a dividend must be filed with the New York Superintendent of Insurance who may disallow the payment. During 1998, no dividend request was filed. During 1997 and 1996, the Company paid dividends of $15,000 and $35,000, respectively, to MLIG. Statutory capital and surplus at December 31, 1998 and 1997, was $55,851 and $51,080,
 respectively.

 Applicable insurance department regulations require that the Company report its accounts in accordance with statutory accounting practices. Statutory accounting practices primarily differ from the principals utilized in these financial statements by charging policy acquisition costs to expense as incurred, establishing future policy benefit reserves using different actuarial assumptions, not providing for deferred income taxes and valuing securities on a different basis. The Company's statutory net income for 1998, 1997 and 1996 was $5,405, $9,888 and $12,884, respectively.

 The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 1998, and 1997, based on the RBC formula, the Company's total adjusted capital level was 761% and 649%, respectively, of the minimum amount of capital required to avoid regulatory action.

 In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices and it is uncertain when, or if, the state of New York will require adoption of Codification for the preparation of statutory financial statements.
 Codification is not expected to have a material impact on the Company's capital requirements or statutory financial statements.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

 State insurance laws generally require that all life insurers who are licensed to transact business within a state become members of the state's life insurance guaranty association. These associations have been established for the protection of policyholders from loss (within specified limits) as a result of the insolvency of an insurer. At the time an insolvency occurs, the guaranty association assesses the remaining members of the association an amount sufficient to satisfy the insolvent insurer's policyholder obligations (within specified limits). Based upon the public information available at this time, management believes the Company has no material financial obligations to state guaranty associations.

 In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.

NOTE 9.   SEGMENT INFORMATION

 In reporting to management, the Company's operating results are categorized into two business segments: Life Insurance and Annuities. The Company's Life Insurance segment consists of variable life insurance products and interest-sensitive life insurance products. The Company's Annuity segment consists of variable annuities and interest-sensitive annuities.

 The Company's organization is structured in accordance with its two business segments. Each segment has its own administrative service center that provides product support to the Company and customer service support to the Company's policyholders. Additionally, the marketing and sales management functions, within MLIG, are organized according to these two business segments.

 The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. All revenue and expense transactions are recorded at the product level and accumulated at the business segment level for review by management.

 The "Other" category, presented in the following segment financial information, represents assets and related earnings that do not support policyholder liabilities.

 The following table summarizes each business segment's contribution to the consolidated amounts:

                                                 Life
 1998                                          Insurance        Annuities          Other            Total
--------                                      -----------      -----------      -----------      -----------
  Net interest spread (a)                     $      789       $    3,876       $    3,052       $    7,717
  Other revenues                                   8,472            5,377             (363)          13,486
                                              -----------      -----------      -----------      -----------
  Net revenues                                     9,261            9,253            2,689           21,203
                                              -----------      -----------      -----------      -----------

  Policy benefits                                  1,570               60                -            1,630
  Reinsurance premium ceded                        1,705                -                -            1,705
  DAC amortization                                 3,571            2,188                -            5,759
  Other non-interest expenses                      1,973            3,494                -            5,467
                                              -----------      -----------      -----------      -----------
  Total non-interest expenses                      8,819            5,742                -           14,561
                                              -----------      -----------      -----------      -----------
  Net earnings before Federal income
      tax provision (benefit)                        442            3,511            2,689            6,642
  Income tax expense (benefit)                        (7)             938              941            1,872
                                              -----------      -----------      -----------      -----------
  Net earnings                                $      449       $    2,573       $    1,748       $    4,770
                                              ===========      ===========      ===========      ===========
  Balance Sheet Information:

  Total assets                                $  481,305        $ 720,478        $  46,182       $1,247,965
  Deferred policy acquisition costs           $   15,325        $  14,417        $       -       $   29,742
  Policy liabilities and accruals             $  103,926        $ 168,306        $       -       $  272,232
  Other policyholder funds                    $    1,319        $       -        $     464       $    1,783

                                                 Life
 1997                                          Insurance         Annuities          Other            Total
--------                                      -----------       -----------      -----------      -----------
  Net interest spread (a)                     $    1,399        $    6,060       $    3,474       $   10,933
  Other revenues                                   7,759             7,172               80           15,011
                                              -----------       -----------      -----------      -----------
  Net revenues                                     9,158            13,232            3,554           25,944
                                              -----------       -----------      -----------      -----------

  Policy benefits                                    781                 -                -              781
  Reinsurance premium ceded                        1,584                 -                -            1,584
  DAC amortization                                 1,992             2,127                -            4,119
  Other non-interest expenses                      1,747             3,048                -            4,795
                                              -----------       -----------      -----------      -----------
  Total non-interest expenses                      6,104             5,175                -           11,279
                                              -----------       -----------      -----------      -----------
  Net earnings before Federal income
      tax provision                                3,054             8,057            3,554           14,665
  Income tax expense                                 987             2,742            1,244            4,973
                                              -----------       -----------      -----------      -----------
  Net earnings                                $    2,067       $     5,315       $    2,310       $    9,692
                                              ===========       ===========      ===========      ===========
  Balance Sheet Information:

  Total assets                                $  456,240       $   635,673       $   46,668       $1,138,581
  Deferred policy acquisition costs           $   17,506       $    12,900       $        -       $   30,406
  Policy liabilities and accruals             $  103,677       $   205,663       $        -       $  309,340
  Other policyholder funds                    $      974       $         -       $      967       $    1,941

                                                 Life
 1996                                          Insurance        Annuities          Other            Total
--------                                      -----------      -----------      -----------      ------------
  Net interest spread (a)                     $    1,400       $    5,721       $    3,813       $    10,934
  Other revenues                                   7,680            6,431               17            14,128
                                              -----------      -----------      -----------      ------------
  Net revenues                                     9,080           12,152            3,830            25,062
                                              -----------      -----------      -----------      ------------

  Policy benefits                                  1,311                -                -             1,311
  Reinsurance premium ceded                        1,262                -                -             1,262
  DAC amortization                                 1,736            2,048                -             3,784
  Other non-interest expenses                      1,755            3,141                -             4,896
                                              -----------      -----------      -----------      ------------
  Total non-interest expenses                      6,064            5,189                -            11,253
                                              -----------      -----------      -----------      ------------
  Net earnings before Federal income
      tax provision                                3,016            6,963            3,830            13,809
  Income tax expense                                 923            2,335            1,332             4,590
                                              -----------      -----------      -----------      ------------
  Net earnings                                $    2,093       $    4,628       $    2,498       $     9,219
                                              ===========      ===========      ===========      ============
  Balance Sheet Information:

  Total assets                                $  429,330       $  534,376       $   44,361       $ 1,008,067
  Deferred policy acquisition costs           $   18,213       $   11,059       $        -       $    29,272
  Policy liabilities and accruals             $  101,689       $  219,450       $        -       $   321,139
  Other policyholder funds                    $      994       $        -       $      166       $     1,160

 (a) Management considers investment income net of interest credited to policyholders' account balances in evaluating results.

 The table below summarizes the Company's net revenues by product for 1998, 1997, and 1996:

                                                 1998             1997             1996
                                              -----------      -----------      ----------
  Life Insurance
       Variable Life                          $    9,045       $    8,828       $   8,790
       Interest-sensitive whole life                 216              330             290
                                              -----------      -----------      ----------
       Total Life Insurance                        9,261            9,158           9,080
                                              -----------      -----------      ----------
  Annuities
       Variable annuities                          6,240            4,673           3,602
       Interest-sensitive annuities                3,013            8,559           8,550
                                              -----------      -----------      ----------
       Total Annuities                             9,253           13,232          12,152
                                              -----------      -----------      ----------
  Other                                            2,689            3,554           3,830
                                              -----------      -----------      ----------
  Total                                       $   21,203       $   25,944       $  25,062
                                              ===========      ===========      ==========

                                    APPENDIX

The tables below are designed to show the impact of the Market Value Adjustment and withdrawal charge on a single premium of $10,000. Table 1 assumes the premium is allocated to a subaccount with a 10 year Guarantee Period with a guaranteed rate of interest of 5.3%. Table 2 assumes the premium is allocated to a subaccount with a 5 year Guarantee Period with a guaranteed rate of 4.8%. The Market Value Adjustments are based on interpolated current interest rates (defined in the Contract as "B") of 3.3%, 5.3% and 7.3% in the 10 year guarantee table (see Table 1 below) and 3.0%, 4.8% and 6.8% in the 5 year guarantee table (see Table 2 below). The net subaccount values shown in the tables are the maximum amount available as cash withdrawals. Although the withdrawal charge is in each case a fixed percentage of the amount withdrawn, the amount of the charge for withdrawals made at the end of each year varies as a result of the Market Value Adjustment. Values shown in the tables have been rounded to the nearest dollar, and therefore the figures under the net subaccount value columns may not precisely equal amounts set forth in the subaccount value, plus the Market Value Adjustment, less the withdrawal charge columns.

                                    TABLE 1

                               ---------------------------------------------------------------------------------------------
                                      MARKET VALUE ADJUSTMENTS, WITHDRAWAL CHARGES AND NET SUBACCOUNT VALUE BASED ON
                                                          INTERPOLATED CURRENT INTEREST RATES OF:
                               ---------------------------------------------------------------------------------------------
                                       3.30%                               5.30%                               7.30%
-----------------------------------------------------------------------------------------------------------------------------------
                          MARKET                    NET       MARKET                    NET       MARKET                    NET
  END OF       SUB-        VALUE       WITH-       SUB-        VALUE       WITH-       SUB-        VALUE       WITH-       SUB-
 CONTRACT     ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL      ACCOUNT
   YEAR        VALUE       MENT       CHARGE       VALUE       MENT       CHARGE       VALUE       MENT       CHARGE       VALUE
-----------------------------------------------------------------------------------------------------------------------------------
     1        10,530       1,923        321       12,132        -0-         272       10,258      (1,604)       230        8,695
     2        11,088       1,783        332       12,539        -0-         286       10,802      (1,515)       247        9,326
     3        11,676       1,628        343       12,960        -0-         301       11,374      (1,408)       265       10,003
     4        12,295       1,456        355       13,395        -0-         317       11,977      (1,282)       284       10,728
     5        12,946       1,266        367       13,845        -0-         334       12,612      (1,135)       305       11,506
     6        13,632       1,057        379       14,310        -0-         352       13,280       (965)        327       12,341
     7        14,355        827         392       14,790        -0-         371       13,984       (769)        351       13,236
     8        15,116        575         405       15,286        -0-         390       14,725       (544)        376       14,195
     9        15,917        302         318       15,901        -0-         312       15,605       (291)        306       15,319
    10        16,760        -0-         -0-       16,760        -0-         -0-       16,760        -0-         -0-       16,760
-----------------------------------------------------------------------------------------------------------------------------------

                                    TABLE 2

                               ---------------------------------------------------------------------------------------------
                                      MARKET VALUE ADJUSTMENTS, WITHDRAWAL CHARGES AND NET SUBACCOUNT VALUE BASED ON
                                                          INTERPOLATED CURRENT INTEREST RATES OF:
                               ---------------------------------------------------------------------------------------------
                                       3.00%                               4.80%                               6.80%
-----------------------------------------------------------------------------------------------------------------------------------
                          MARKET                    NET       MARKET                    NET       MARKET                    NET
  END OF       SUB-        VALUE       WITH-       SUB-        VALUE       WITH-       SUB-        VALUE       WITH-       SUB-
 CONTRACT     ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL      ACCOUNT     ADJUST-     DRAWAL      ACCOUNT
   YEAR        VALUE       MENT       CHARGE       VALUE       MENT       CHARGE       VALUE       MENT       CHARGE       VALUE
-----------------------------------------------------------------------------------------------------------------------------------
     1        10,480        733         263       10,950        -0-         246       10,234       (747)        228        9,505
     2        10,983        571         271       11,284        -0-         257       10,726       (592)        244       10,147
     3        11,510        396         279       11,627        -0-         270       11,240       (417)        260       10,833
     4        12,063        206         288       11,981        -0-         283       11,780       (221)        278       11,564
     5        12,642        -0-         -0-       12,642        -0-         -0-       12,642        -0-         -0-       12,642
-----------------------------------------------------------------------------------------------------------------------------------

The formulas used in determining the amounts shown in the above tables are as follows:

                                                       Subaccount Value
                            -----------------------------------------------------------------------
                                                                                              n/365
                                                          1 + Current Interest Rate
(1) Net Subaccount Value =  Withdrawal Factor +    (    ------------------------------   )
                                                         1 + Guaranteed Interest Rate

Where "n" is the number of days remaining in the Guaranteed Period of the subaccount, but not less than 365.

(2) Withdrawal Charge = Net Subaccount Value X Withdrawal Factor

                                                                                                             n/365
                                                                          1 + Current Interest Rate
(3) Market Value Adjustment = Net Subaccount Value X    [    1 -   (    -----------------------------   )            ]
                                                                        1 + Guaranteed Interest Rate

Where "n" is the number of days remaining in the Guarantee Period of the subaccount, but not less than 365.

(4) Withdrawal Factor is the Lessor of:

     (a) Guaranteed Interest Rate
         ------------------------
                    2
       or

     (b) 10% in Contract Year 1,
          9% in Contract Year 2,
          8% in Contract Year 3,
          7% in Contract Year 4,
          6% in Contract Year 5,
          5% in Contract Year 6,
          4% in Contract Year 7,
          3% in Contract Year 8,
          2% in Contract Year 9,
          1% in Contract Year 10,
          0% in Contract Year 11 and later

   REPORTS TO CONTRACT OWNERS. At least once each year prior to the annuity date, we send you a report outlining your Contract Value, Subaccount Values, Guarantee Periods, Withdrawal Charges and MVAs, if any, applied during the year. The report will not include financial statements.

   PUBLIC INFORMATION. We are required to file certain reports pursuant to
   Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000862923.

   The Securities and Exchange Commission ("SEC") maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov.

   You can also review and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

                                    PART II

                    INFORMATION NOT REQUIRED IN A PROSPECTUS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF ML LIFE INSURANCE COMPANY OF NEW YORK, ARTICLE
VII

Section 7.1--Indemnification of Directors, Officers, Employees and Incorporators

To the extent permitted by New York law, directors, officers, employees and incorporators (i) shall be indemnified by the Company for liabilities and expenses incurred by such person by reason of the fact that he, his testator, or intestate serves or served in such capacity and (ii) may be indemnified by the Company for liabilities and expenses incurred by such person, by reason of the fact that he, his testator, or intestate serves or served as a director, officer, employee or incorporator of another corporation at the request of the Company.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

Section 2--Indemnification by Corporation

Any persons serving as an officer, director or trustee of a corporation, trust or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

DIRECTORS' AND OFFICERS' INSURANCE

Merrill Lynch has purchased from Corporate Officers' and Directors' Assurance Company directors' and officers' liability insurance policies which cover, in addition to the indemnification described above, liabilities for which indemnification is not provided under the By-Laws. The Company will pay an allocable portion of the insurance premium paid by Merrill Lynch with respect to such insurance policy.

NEW YORK BUSINESS CORPORATION LAW

In addition, Sections 722, 723 and 724 of the New York Business Corporation Law generally provide that a corporation has the power (and in some instances the obligation) to indemnify a director or officer of the corporation, or a person serving at the request of the corporation as a director or officer of another corporation or other enterprise against any judgments, amounts paid in settlement, and reasonably incurred expenses in a civil or criminal action or proceeding if the director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (or, in the case of a criminal action or proceeding, if he or she in addition had no reasonable cause to believe that his or her conduct was unlawful).

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.


     1           Underwriting Agreement Between ML Life Insurance Company of
                 New York and Merrill Lynch Pierce, Fenner & Smith
                 Incorporated (Incorporated by Reference to Registrant's Form
                 S-1 Registration No. 33-34562, Filed April 26, 1990.)
     3(a)        Amended Charter of ML Life Insurance Company of New York
                 (Incorporated by Reference to ML of New York Variable
                 Annuity Separate Account A's Post-Effective Amendment No. 10 to Form N-4 Registration No. 33-43654, Filed December 9,
                 1996.)
     3(b)        By-Laws of ML Life Insurance Company of New York
                 (Incorporated by Reference to ML of New York Variable
                 Annuity Separate Account A's Post-Effective Amendment No. 10 to Form N-4 Registration No. 33-43654, Filed December 9,
                 1996.)
     4(a)(1)     Modified Guaranteed Annuity Contract (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
     4(a)(2)     Modified Guaranteed Annuity Contract MLNY-AY-991/94.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-60288, Filed
                 December 7, 1994.)
     4(b)        Modified Guaranteed Annuity Contract Application MLNY-AY-950
                 (Incorporated by Reference to Registrant's Pre-Effective
                 Amendment No. 1 to Form S-1 Registration No. 33-34562, Filed
                 October 16, 1990.)
     4(c)(1)     Qualified Retirement Plan Endorsement (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
     4(c)(2)     Qualified Retirement Plan Endorsement MLNY-AYQ-991/94.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-60288, Filed
                 December 7, 1994.)
     4(d)(1)     IRA Endorsement MLNY-AYIRA-991 (Incorporated by Reference to
                 Registrant's Pre-Effective Amendment No. 1 to Form S-1
                 Registration No. 33-34562, Filed October 16, 1990.)
     4(d)(2)     IRA Endorsement, MLNY009 (Incorporated by Reference to
                 Registrant's Post-Effective Amendment No. 1 to Form S-1
                 Registration No. 33-60288, Filed March 31, 1994.)
     4(e) Company Name Change Endorsement (Incorporated by Reference to Registrant's Post-Effective Amendment No. 3 to Form S-1
                 Registration No. 33-34562, Filed March 30, 1992.)
     5 Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered
    10(a)        General Agency Agreement Between Royal Tandem Life Insurance
                 Company and Merrill Lynch Life Agency Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(b)        Investment Management Agreement By and Between Royal Tandem
                 Life Insurance Company and Equitable Capital Management
                 Corporation (Incorporated by Reference to Registrant's
                 Pre-Effective Amendment No. 1 to Form S-1 Registration No.
                 33-34562, Filed October 16, 1990.)
    10(c)        Shareholders' Agreement By and Among The Equitable Life
                 Assurance Society of the United States and Merrill Lynch &
                 Co., Inc. and Tandem Financial Group, Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)

    10(d)        Service Agreement By and Between Royal Tandem Life Insurance
                 Company and Tandem Financial Group, Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(e)        Service Agreement By and Between Tandem Financial Group,
                 Inc. and Merrill Lynch & Co., Inc. (Incorporated by
                 Reference to Registrant's Pre-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-34562, Filed October 16, 1990.)
    10(f)        Form of Investment Management Agreement By and Between Royal
                 Tandem Life Insurance Company and Merrill Lynch Asset
                 Management, Inc. (Incorporated by Reference to Registrant's
                 Post-Effective Amendment No. 1 to Form S-1 Registration No.
                 33-34562, Filed March 7, 1991.)
    10(g)        Assumption Reinsurance Agreement By and Among Merrill Lynch
                 Life Insurance Company and Tandem Insurance Group, Inc. and
                 Royal Tandem Life Insurance Company and Family Life
                 Insurance Company (Incorporated by Reference to Registrant's
                 Post-Effective Amendment No. 3 to Form S-1 Registration No.
                 33-34562, Filed March 30, 1992.)
    10(h)        Indemnity Agreement Between ML Life Insurance Company of New
                 York and Merrill Lynch Life Agency Inc. (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 3 to
                 Form S-1 Registration No. 33-34562, Filed March 30, 1992.)
    10(i)        Amended General Agency Agreement Between ML Life Insurance
                 Company of New York and Merrill Lynch Life Agency Inc.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 3 to Form S-1 Registration No. 33-34562, Filed
                 March 30, 1992.)
    10(j)        Amended Management Agreement Between ML Life Insurance
                 Company of New York and Merrill Lynch Asset Management, Inc.
                 (Incorporated by Reference to Registrant's Form S-1, Filed
                 March 30, 1993.)
    10(k)        Mortgage Loan Servicing Agreement Between ML Life Insurance
                 Company of New York and Merrill Lynch & Co., Inc.
                 (Incorporated by Reference to Registrant's Post-Effective
                 Amendment No. 4 to Form S-1 Registration No. 33-60288, Filed
                 March 29, 1995.)
    23(a)        Written Consent of Sutherland Asbill & Brennan LLP
    23(b)        Written Consent of Deloitte & Touche LLP, independent
                 auditors
    24(a)        Power of attorney from Frederick J.C. Butler (Incorporated by Reference to Registrant's Post-Effective Amendment No. 1
                 to Form S-1 Registration No. 33-60288, Filed March 31,
                 1994.)
    24(b)        Power of attorney from Michael P. Cogswell (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(c)        Power of attorney from Sandra K. Cox (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(d)        Power of attorney from Joseph E. Crowne (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(e)        Power of attorney from David M. Dunford (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(f)        Power of attorney from Francis X. Ervin, Jr. (Incorporated by Reference to Registrant's Post-Effective Amendment No. 5
                 to Form S-1 Registration No. 33-60288, Filed March 26,
                 1996.)
    24(g)        Power of attorney from Gail R. Farkas (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 5 to
                 Form S-1 Registration No. 33-60288, Filed March 26, 1996.)
    24(h)        Power of attorney from John C.R. Hele (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(i)        Power of attorney from Robert L. Israeloff (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(j)        Power of attorney from Allen N. Jones (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 6 to
                 Form S-1 Registration No. 33-60288, Filed March 27, 1997.)
    24(k)        Power of attorney from Cynthia L. Kahn (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(l)        Power of attorney from Robert A. King (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)

    24(m)        Power of attorney from Irving M. Pollack (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(n)        Power of attorney from Barry G. Skolnick (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(o)        Power of attorney from William A. Wilde (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(p)        Power of attorney from Anthony J. Vespa (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1994.)
    24(q)        Power of attorney from Stanley C. Peterson (Incorporated by
                 Reference to Registrant's Post-Effective Amendment No. 1 to
                 Form S-1 Registration No. 33-60288, Filed March 31, 1998.)
    27           Financial Data Schedule


(b) Financial Statement Schedules

None.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainsboro, State of New Jersey, on this 25th day of March, 1999.


ATTEST:                                                ML LIFE INSURANCE COMPANY OF NEW YORK
                                                       (Registrant)

/s/ EDWARD W. DIFFIN, JR.                              By: /s/ BARRY G. SKOLNICK
-----------------------------------------------------  -------------------------------------------------
Edward W. Diffin, Jr.                                  Barry G. Skolnick
Vice President                                         Senior Vice President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on this 25th day of March, 1999.


                      SIGNATURE                                                  TITLE
                      ---------                                                  -----
*                                                        Chairman of the Board, President, and Chief Executive
-----------------------------------------------------      Officer
Anthony J. Vespa
*                                                        Director, Senior Vice President, Chief Financial
-----------------------------------------------------      Officer, Chief Actuary, and Treasurer
Joseph E. Crowne, Jr.
*                                                        Director, Senior Vice President, and Chief Investment
-----------------------------------------------------      Officer
David M. Dunford
*                                                        Director and Senior Vice President
-----------------------------------------------------
Gail R. Farkas
*                                                        Director, Vice President, and Senior Counsel
-----------------------------------------------------
Michael P. Cogswell
*                                                        Director
-----------------------------------------------------
Frederick J.C. Butler
*                                                        Director
-----------------------------------------------------
Robert L. Israeloff
*                                                        Director
-----------------------------------------------------
Allen N. Jones
*                                                        Director
-----------------------------------------------------
Cynthia L. Kahn
*                                                        Director
-----------------------------------------------------
Robert A. King
*                                                        Director
-----------------------------------------------------
Stanley C. Peterson
*                                                        Director
-----------------------------------------------------
Irving M. Pollack
                                                         In his own capacity as Director, Senior Vice
*By: /s/ BARRY G. SKOLNICK                                 President, and General Counsel and as
     ------------------------------------------------      Attorney-in-Fact
     Barry G. Skolnick

                                 EXHIBIT INDEX

(a) Exhibits.


    EXHIBIT                               DESCRIPTION                             PAGE
    -------                               -----------                             ----
   5              Opinion of Barry G. Skolnick, Esq. and Consent to its use as
                  to the legality of the securities being registered..........
  23(a)           Written Consent of Sutherland Asbill & Brennan LLP..........
  23(b)           Written Consent of Deloitte & Touche LLP, independent
                  auditors....................................................
  27              Financial Data Schedule.....................................